UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 31 August 2005 – 31 August 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No. 1-10798)

CONTENTS

This report on Form 6-K contains the following:

1. Third Supplemental Trust Deed dated 19 December 2002	1

CONFORMED COPY

THIRD SUPPLEMENTAL TRUST DEED

further modifying the trust deed dated 17th March, 2000

as previously modified by a First Supplemental Trust Deed

and modified and restated by a Second Supplemental Trust Deed relating to the

U.S.$1,000,000,000 (now U.S.$2,000,000,000) Euro Medium Term Note Programme

DATED 19TH DECEMBER, 2002

TCNZ FINANCE LIMITED

(acting through its principal office in New Zealand or its Australian branch)

as Issuer

- and -

TELECOM CORPORATION OF NEW ZEALAND LIMITED

TELECOM INVESTMENTS LIMITED

TELECOM NEW ZEALAND LIMITED

TELECOM PACIFIC LIMITED

- and -

TCNZ AUSTRALIA INVESTMENTS PTY LIMITED

(ABN 39 087 384 825)

as Guarantors

- and -

THE LAW DEBENTURE TRUST CORPORATION p.l.c.

For the Issuer and the Guarantors as to New Zealand law:	For the Issuer as to Australian law:

RUSSELL MCVEAGH	CLAYTON UTZ
Mobil on the Park	No. 1 O’Connell Street
157 Lambton Quay	Sydney NSW 2000
Wellington	Australia
New Zealand

For the Trustee as to English law:

ALLEN & OVERY

London

THIS THIRD SUPPLEMENTAL TRUST DEED is made on 19th December, 2002 BETWEEN:

(1)	TCNZ FINANCE LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Level 8, North Tower, Telecom @ Jervois Quay, 68-86 Jervois Quay, Wellington, New Zealand (acting through its principal office in New Zealand or its Australian branch) (the Issuer):

(2)	TELECOM CORPORATION OF NEW ZEALAND LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Telecom New Zealand Limited, Telecom @ Jervois Quay, 68 Jervois Quay, Wellington, New Zealand (TCNZ);

(3)	TELECOM INVESTMENTS LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Level 8, North Tower, Telecom @ Jervois Quay, 68-86 Jervois Quay, Wellington, New Zealand (Investments);

(4)	TELECOM NEW ZEALAND LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Level 8, North Tower, Telecom @ Jervois Quay, 68-86 Jervois Quay, Wellington, New Zealand (New Zealand);

(5)	TELECOM PACIFIC LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Level 8, North Tower, Telecom @ Jervois Quay, 68-86 Jervois Quay, Wellington, New Zealand (Pacific);

(6)	TCNZ AUSTRALIA INVESTMENTS PTY LIMITED (ABN 39 087 384 825), a company incorporated with limited liability in Australia, whose registered office is at Level 31,1 Eagle Street, Brisbane, Queensland 4001, Australia (TCNZ Australia and together with Investments, New Zealand and Pacific, the Original Guaranteeing Subsidiaries and the Original Guaranteeing Subsidiaries together with TCNZ, the Original Guarantors); and

(7)	THE LAW DEBENTURE TRUST CORPORATION p.l.c., a company incorporated with limited liability in England and Wales, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX, England (the Trustee, which expression shall, wherever the context so admits, include such company and all other persons or companies for the time being the trustee or trustees of these presents) as trustee for the Noteholders, the Receiptholders and the Couponholders (each as defined in the Principal Trust Deed referred to below).

WHEREAS:

(1)	This Third Supplemental Trust Deed is supplemental to:

(i)	the Trust Deed dated 17th March, 2000 (the Principal Trust Deed) made between the Issuer, the Original Guarantors and the Trustee and relating to the U.S.$1,000,000,000 Euro Medium Term Note Programme established by the Issuer (the Programme);

(ii)	the First Supplemental Trust Deed dated 1st June, 2001 (the First Supplemental Trust Deed) made between the Issuer, the Original Guarantors and the Trustee and modifying the provisions of the Principal Trust Deed; and

(iii)	the Second Supplemental Trust Deed dated 30th November, 2001 (the Second Supplemental Trust Deed and, together with the Principal Trust Deed and the First Supplemental Trust Deed, the Subsisting Trust Deeds) made between the Issuer, the Original Guarantors and the Trustee and modifying and restating the provisions of the Principal Trust Deed.

(2)	On 19th December. 2002 the Issuer published modified Listing Particulars relating to the Programme (the Listing Particulars).

(3)	By virtue of Clause 19(B) of the Principal Trust Deed the Trustee may without the consent or sanction of the Noteholders, the Receiptholders or the Couponholders at any time and from time to time concur with the Issuer in making any modification, inter alia, to these presents which in the opinion of the Trustee it may be proper to make PROVIDED THAT the Trustee is of the opinion that such modification will not be materially prejudicial to the interests of the Noteholders.

(4)	The Issuer and the Original Guarantors have requested the Trustee to concur in making the modifications to the Principal Trust Deed hereinafter contained in order to reflect the relevant modifications to the Listing Particulars referred to in Recital (2) above.

(5)	The Trustee, being of the opinion that it is proper to make the modifications referred to in Recital (4) above and that they are not materially prejudicial to the interests of the Noteholders, has concurred with the Issuer in making such modifications and, as evidenced by its execution hereof, has agreed that notice of such modifications need not be given to the Noteholders.

NOW THIS THIRD SUPPLEMENTAL TRUST DEED WITNESSES AND IT IS HEREBY DECLARED as follows:

1	All words and expressions defined in the Subsisting Trust Deeds shall, unless the context otherwise requires, have the same meanings in this Third Supplemental Trust Deed.

2	Save:

(i)	in relation to all Series of Notes issued during the period up to and including the day last preceding the date of this Third Supplemental Trust Deed and any Notes issued on or after the date of this Third Supplemental Trust Deed so as to be consolidated and form a single Series with the Notes of any Series issued during the period up to and including such last preceding day; and

(ii)	for the purpose (where necessary) of construing the provisions of this Third Supplemental Trust Deed,

with effect on and from the date of this Third Supplemental Trust Deed the Principal Trust Deed is further modified as follows:

(a)	by the deletion of the words “has the meaning ascribed thereto by Section 142 of the Financial Services Act 1986” from the definition of “Official List” in Clause 1(A) thereof and the substitution therefor of the words “means the official list maintained by the UK Listing Authority”;

(b)	by the insertion in Clause 1 (A) thereof of the following new definition:

“UK Listing Authority means the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000;”

(c)	by the deletion of Clause 1(F) thereof and the substitution of a new Clause 1(E) as follows:

“As used herein, in relation to any Notes which are to have a “listing” or be “listed” on the London Stock Exchange plc. “listing” and “listed” shall be construed to mean that such Notes have been admitted to the official list maintained by the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 and admitted to trading on the London Stock Exchange plc’s market for listed securities.”; and

(d)	by the deletion of the Terms and Conditions of the Notes and the Forms of Temporary Global Note, Permanent Global Note, Definitive Bearer Note, Registered Global Note and Definitive Registered Note set out in Schedules 1 and 2, respectively thereto and the substitution therefor of the Terms and Conditions of the Notes and the Forms of Temporary Global Note, Permanent Global Note, Definitive Bearer Note, Registered Global Note and Definitive Registered Note set out in Schedules 1 and 2, respectively, hereto.

3.	The Subsisting Trust Deeds and this Third Supplemental Trust Deed shall henceforth be read and construed together as one trust deed.

4.	A memorandum of this Third Supplemental Trust Deed shall be endorsed by the Trustee on the original of the Principal Trust Deed and by the Issuer and the Original Guarantors on their duplicates of the Principal Trust Deed.

5.	A person who is not a party to this Third Supplemental Trust Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Third Supplemental Trust Deed, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

IN WITNESS whereof this Third Supplemental Trust Deed has been executed as a deed by the Issuer, the Original Guarantors and the Trustee and delivered on the date first stated on page 1 above.

SCHEDULE 1

TERMS AND CONDITIONS OF THE NOTES

This Note is one of a Series (as defined below) of Notes issued by TCNZ Finance Limited (the “Issuer”) acting through its principal office in New Zealand or its Australian branch as specified in the applicable Pricing Supplement (as defined below) and (unless it is an Australian Domestic Note (as defined below)) constituted by a Trust Deed (such Trust Deed as modified and/or supplemented and/or restated from time to time, the “Trust Deed”) dated 17 March, 2000 and made between the Issuer, Telecom Corporation of New Zealand (“TCNZ”), Telecom Investments Limited, Telecom New Zealand Limited, Telecom Pacific Limited and TCNZ Australia Investments Pty Limited (ABN 39 087 384 825) (the “Initial Guaranteeing Subsidiaries”) and The Law Debenture Trust Corporation p.l.c. (the “Trustee”, which expression shall include any successor trustee) as trustee of the Noteholders (as defined below). These terms and conditions (these “Terms and Conditions”) include summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the form of the Bearer Notes, Registered Notes, Receipts, Coupons and Talons referred to below.

Australian Domestic Notes are constituted by a Deed Poll (as referred to in Condition 1) executed by the Issuer in favour of the Noteholders and the Trustee.

References herein to:

“Group” means TCNZ and its Subsidiaries from time to time, and “Group Member” means any of them;

“Guarantee” means the guarantee referred to in Condition 5(a) and more fully set out in the Trust Deed, pursuant to which the Guarantors jointly and severally guarantee to the Trustee and the Noteholders the due and punctual payment of all sums which may be payable in respect of the Notes and under the Trust Deed and (in the case of Australian Domestic Notes) under the Deed Poll;

“Guaranteeing Subsidiary” means, at any time and from time to time, each Initial Guaranteeing Subsidiary and each other Subsidiary which has become a Guaranteeing Subsidiary in accordance with Condition 5(b) but does not include any Subsidiary which has been released from its obligations as a Guaranteeing Subsidiary in accordance with Condition 5(c) and “Guaranteeing Subsidiaries” shall be construed accordingly;

“Guarantors” means TCNZ and the Guaranteeing Subsidiaries;

“Notes” shall be references to the Notes of this Series and shall mean:

(i)	in relation to any Notes represented by a global Note in bearer form (a “Bearer Global Note”) or a global Note in registered form (a “Registered Global Note” and, together with a Bearer Global Note, a “Global Note”), units of the lowest Specified Denomination in the Specified Currency;

(ii)	any Global Note;

(iii)	any definitive Notes in bearer form (“Bearer Notes”, which expression includes Notes that are specified to be exchangeable for Registered Notes (“Exchangeable Bearer Notes”)) issued in exchange for a Bearer Global Note;

(iv)	definitive Notes in registered form (“Registered Notes”) (whether or not issued in exchange for a Registered Global Note or Exchangeable Bearer Notes); and

“Subsidiary” means any company which is a Subsidiary of TCNZ in the terms of Section 5 of the Companies Act 1993 of New Zealand (in the case of a New Zealand company) or in terms of Section 9 of the Australian Corporations Act 2001 (in the case of an Australian company).

The Notes (other than the Australian Domestic Notes), the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an Agency Agreement (such Agency Agreement as amended and/or supplemented and/or restated from time to time, the “Agency Agreement”) dated 17 March, 2000 and made between the Issuer, TCNZ, the Initial Guaranteeing Subsidiaries, Citibank, N.A. as issuing and principal paying agent and agent bank (the “Principal Paying Agent”, which expression shall include any successor principal paying agent) and the other paying agents named therein (together with the Principal Paying Agent, the “Paying Agents”, which expression shall include any additional or successor paying agents), Citibank, N.A. as registrar (the “Registrar”, which expression shall include any successor registrar) and as a transfer agent and the other transfer agents named therein (together with the Registrar, the “Transfer Agents”, which expression shall include any additional or successor transfer agents) and the Trustee.

Interest bearing definitive Bearer Notes (unless otherwise indicated in the applicable Pricing Supplement) have interest coupons (“Coupons”) and, if indicated in the applicable Pricing Supplement, talons for further Coupons (“Talons”) attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Bearer Notes repayable in instalments have receipts (“Receipts”) for the payment of the instalments of principal (other than the final instalment) attached on issue. Registered Notes and Global Notes do not have Receipts, Coupons or Talons attached on issue.

The Pricing Supplement for this Note (or the relevant provisions thereof) is attached to or endorsed on this Note and supplements these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note. References to the “applicable Pricing Supplement” are to the Pricing Supplement (or the relevant provisions thereof) attached to or endorsed on this Note.

Any reference to “Noteholders” or “holders” in relation to any Notes shall mean (in the case of Bearer Notes) the holders of the Notes and (in the case of Registered Notes) the persons in whose name the Notes are registered and shall, in relation to any Notes represented by a Global Note, be construed as provided below. Any reference herein to “Receiptholders” shall mean the holders of the Receipts and any reference herein to “Couponholders” shall mean the holders of the Coupons and shall, unless the context otherwise requires, include the holders of the Talons.

As used herein, “Tranche” means Notes which are identical in all respects (including as to listing) and “Series” means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the specified office of each of the Principal Paying Agent, the Registrar, the other Paying Agents and the Transfer Agents (such Agents and the Registrar being together referred to as the “Agents”) and at the registered office for the time being of the Trustee (being at 30 November, 2001 at Fifth Floor, 100 Wood Street, London EC2V 7EX). Copies of the applicable Pricing Supplement are obtainable during normal business hours at the specified office of each of the Agents save that, if this Note is an unlisted Note of any Series, the applicable Pricing Supplement will only be obtainable by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the relevant Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement, the Deed Poll (if applicable) and the applicable Pricing Supplement which are applicable to them.

Words and expressions defined in the Trust Deed or used in the applicable Pricing Supplement shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

1.	FORM, DENOMINATION AND TITLE

The Notes are in bearer form, exchangeable bearer form or in registered form as specified in the applicable Pricing Supplement and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

All Registered Notes shall have the same Specified Denomination. Where Exchangeable Bearer Notes are issued, the Registered Notes for which they are exchangeable shall have the same Specified Denomination as the lowest Specified Denomination of Exchangeable Bearer Notes.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Pricing Supplement.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Note, a Partly Paid Note or a combination of any of the foregoing, depending upon the Redemption/Payment Basis shown in the applicable Pricing Supplement.

Definitive Bearer Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Bearer Notes, Receipts and Coupons will pass by delivery and title to the Registered Notes will pass upon registration of transfers in accordance with the provisions of the Agency Agreement. The Issuer, the Guarantors, the Trustee and any Agent will (except as otherwise required by law) deem and treat the bearer of any Bearer Note, Receipt or Coupon and the registered holder of any Registered Note as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Bearer Global Note held on behalf of Euroclear Bank S.A./N.V. as operator of the Euroclear System (“Euroclear”) and/or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Guarantors, the Trustee and the Agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Bearer Global Note or, as the case may be, the registered holder of the Registered Global Note shall be treated by the Issuer, the Guarantors, the Trustee and any Agent as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions “Noteholder” and “holder of Notes” and related expressions shall be construed accordingly.

Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be. References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer, the Guarantors, the Principal Paying Agent and the Trustee (whether specified in the applicable Pricing Supplement or otherwise).

In the case of Notes denominated in Australian dollars and issued in the Australian domestic capital markets under this Programme and not under the A$ Programme as specified in the applicable Pricing Supplement (“Australian Domestic Notes”), the following provisions of this Condition 1 shall apply in lieu of the foregoing provisions of this Condition 1 in the event of any inconsistency. Australian Domestic Notes are debt obligations of the Issuer owing under a separate Deed Poll dated 17 March, 2000 (the “Deed Poll”) and take the form of entries in a register (the “Australian Register”) to be maintained by Computershare Registry Services Pty Limited (the “Australian Registrar”) appointed by the Issuer under a Registry Services Agreement (as referred to in Condition 8) as specified in the applicable Pricing Supplement. Although Australian Domestic Notes will not be constituted by the Trust Deed, Australian Domestic Notes will have the benefit of the guarantee from the Guarantors and the other provisions of the Trust Deed. The Agency Agreement is not applicable to Australian Domestic Notes.

Australian Domestic Notes will not be serially numbered. Each entry in the Australian Register constitutes a separate and individual acknowledgement to the relevant Noteholder of the indebtedness of the Issuer to the relevant Noteholder. No certificate or other evidence of title will be issued by or on behalf of the Issuer to evidence title to an Australian Domestic Note unless the Issuer determines that certificates should be made available or it is required to do so pursuant to any applicable law or regulation.

No Australian Domestic Note will be registered in the name of more than four persons. Such Note registered in the name of more than one person is held by those persons as joint tenants. Australian Domestic Notes will be registered by name only without reference to any trusteeship. The person registered in the Australian Register as a holder of an Australian Domestic Note will be treated by the Issuer, the Guarantors, the Trustee and the Australian Registrar as the absolute owner of that Australian Domestic Note and none of the Issuer, the Guarantors, the Trustee or the Australian Registrar will, except as ordered by a court or as required by statute, be obliged to take notice of any other claim to an Australian Domestic Note.

2.	TRANSFERS OF REGISTERED NOTES AND EXCHANGES OF EXCHANGEABLE BEARER NOTES

(a)	Transfers of interests in Registered Global Notes

Transfers of beneficial interests in Registered Global Notes will be effected by Euroclear or Clearstream, Luxembourg, as the case may be, and, in turn, by other participants and, if appropriate, indirect participants in such clearing systems acting on behalf of beneficial transferors and transferees of such interests. A beneficial interest in a Registered Global Note will, subject to compliance with all applicable legal and regulatory restrictions, be transferable for Notes in definitive form or for a beneficial interest in another Registered Global Note only in the authorised denominations set out in the applicable Pricing Supplement and only in accordance with the rules and operating procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be and in accordance with the terms and conditions specified in the Agency Agreement.

(b)	Transfers of Registered Notes in definitive form

A Registered Note in definitive form may, upon the terms and subject to the conditions set forth in the Trust Deed, be transferred in whole or in part (in the authorised denominations set out in the applicable Pricing Supplement). In order to effect any such transfer (i) the holder or holders must (a) surrender the Registered Note for registration of the transfer of the Registered Note (or the relevant part of the Registered Note) at the specified office of the Registrar or any Transfer Agent, with the form of transfer thereon duly executed by the holder or holders thereof or his or their attorney or attorneys duly authorised in writing and

(b) complete and deposit such other certifications as may be required by the Registrar or, as the case may be, the relevant Transfer Agent and (ii) the Registrar or, as the case may be, the relevant Transfer Agent must, after due and careful enquiry, be satisfied with the documents of title and the identity of the person making the request. Any such transfer will be subject to such reasonable regulations as the Issuer and the Registrar may from time to time prescribe. Subject as provided above, the Registrar or, as the case may be, the relevant Transfer Agent will, within three business days (being for this purpose a day on which banks are open for business in the city where the specified office of the Registrar or, as the case may be, the relevant Transfer Agent is located) of the request (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations) authenticate and deliver, or procure the authentication and delivery of, at its specified office to the transferee or (at the risk of the transferee) send by uninsured mail to such address as the transferee may request, a new Registered Note in definitive form of a like aggregate nominal amount to the Registered Note (or the relevant part of the Registered Note) transferred. In the case of the transfer of part only of a Registered Note in definitive form, a new Registered Note in definitive form in respect of the balance of the Registered Note not transferred will be so authenticated and delivered or (at the risk of the transferor) sent to the transferor.

(c)	Exchange of Exchangeable Bearer Notes for Registered Notes

Subject to the provisions of Condition 2(e), at the option of the holder thereof, upon presentation to the Principal Paying Agent of a duly completed and signed request for exchange (in the form for the time being obtainable from the specified office of the Registrar or the Principal Paying Agent (a “Registration Request”)) together with the relevant Exchangeable Bearer Note(s) and payment of any sum in respect of any such stamp duty, tax or other governmental charge as is referred to, and subject as otherwise provided, in Condition 2(d), and subject to the terms of the Agency Agreement, Exchangeable Bearer Notes are exchangeable in whole but not in part for the same aggregate principal amount of Registered Notes, provided that all unmatured Coupons (which expression, for the avoidance of doubt, shall include Coupons falling to be issued on exchange of matured Talons) relating thereto are attached thereto or are surrendered therewith. Registration Requests may not be presented during the period commencing on the fifth Business Day (as defined in Condition 7) in London prior to the Record Date (as defined in Condition 8) in respect of any Interest Payment Date (as defined in Condition 7) and ending on such Interest Payment Date (both inclusive). Interest on the Registered Notes issued on exchange will accrue, and interest on the corresponding Exchangeable Bearer Notes presented for exchange will cease to accrue, as from the Interest Payment Date immediately preceding the date of presentation or, if none, as from the Interest Commencement Date. Registration Requests may only be presented, and Exchangeable Bearer Notes may only be presented for exchange for Registered Notes, at the specified office of the Principal Paying Agent. The Registrar will, within seven Business Days in London of the date of presentation to the Principal Paying Agent of any Registration Request together with the relevant Exchangeable Bearer Note(s) and unmatured Coupons and any requisite payment as aforesaid, deliver at its specified office to the Noteholder or (at the risk and, if mailed at the request of the Noteholder otherwise than by ordinary uninsured mail, at the expense of the Noteholder) send by mail to such address, other than an address in the United States, as may be specified by the Noteholder in the Registration Request a Registered Note with the same aggregate principal amount as that of the Exchangeable Bearer Note(s) exchanged. Bearer Notes which are not Exchangeable Bearer Notes may not be exchanged for Registered Notes.

(d)	Costs of registration

Noteholders will not be required to bear the costs and expenses of effecting any registration of transfer as provided above, except for any costs or expenses of delivery other than by regular uninsured mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration.

(e)	Closed Periods

The Issuer shall not be required:

(i)	in the event of a partial redemption of Notes under Condition 9:

(A)	to register the transfer of Registered Notes (or parts of Registered Notes) or to exchange Exchangeable Bearer Notes for Registered Notes during the period beginning on the 65th day before the date of the partial redemption and ending on the day on which notice is given specifying the serial numbers of Notes called (in whole or in part) for redemption (both inclusive); or

(B)	to register the transfer of any Registered Note, or part of a Registered Note, called for redemption; or

(C)	to exchange any Exchangeable Bearer Note called for redemption;

except that an Exchangeable Bearer Note called for redemption may be exchanged for a Registered Note which is simultaneously surrendered not later than the relevant Record Date; or

(ii)	to register the transfer of Registered Notes (or parts of Registered Notes) or to exchange Exchangeable Bearer Notes for Registered Notes (A) during the period of 10 Business Days in London immediately prior to any Record Date in respect of that Note or (B) during the period commencing on the Record Date in respect of the final Interest Payment Date in respect of that Note and ending on such Interest Payment Date.

(f)	Transfers of Australian Domestic Notes

Conditions 2(a), (b) and (c) above do not apply to Australian Domestic Notes. Australian Domestic Notes may be transferred in whole but not in part. Australian Domestic Notes will be transferred by duly completed and (if applicable) stamped transfer and acceptance forms in the form specified by, and obtainable from, the Australian Registrar or by any other manner approved by the Issuer and the Australian Registrar. Notes entered in the Austraclear System (as defined below) will be transferable only in accordance with the Austraclear Regulations (as defined below).

Unless the Australian Domestic Notes are lodged in the Austraclear System, application for the transfer of Australian Domestic Notes must be made by the lodgement of a transfer and acceptance form with the Australian Registrar. Each transfer and acceptance form must be accompanied by such evidence (if any) as the Australian Registrar may require to prove the title of the transferor or the transferor’s right to transfer the Australian Domestic Notes and must be signed by both the transferor and the transferee.

A transfer of Australian Domestic Notes must comply with all applicable laws and regulations and, if the transfer is between persons in a jurisdiction or jurisdictions other than Australia, the transfer and acceptance form must be signed outside Australia. A transfer to an unincorporated association is not permitted.

Australian Domestic Notes may only be transferred if the offer for sale or invitation to purchase to the proposed transferee by the holder is not an offer or invitation that requires disclosure to investors under Part 6D.2 of the Australian Corporations Act 2001.

In this Condition 2(f):

“Austraclear” means Austraclear Limited (ABN 002 060 773);

“Austraclear Regulations” means the regulations known as the “Regulations and Operating Manual” established by Austraclear (as amended or replaced from time to time) to govern the use of the Austraclear System; and

“Austraclear System” means the system operated by Austraclear for holding securities and the electronic recording and settling of transactions in those securities between members of that system.

3.	STATUS OF THE NOTES AND THE GUARANTEES

(a)	Status of the Notes

The Notes and any relative Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 4) unsecured obligations of the Issuer and rank pari passu among themselves and (subject as aforesaid and save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

(b)	Status of the Guarantees

The obligations of each Guarantor under the Guarantee are direct, unconditional, unsubordinated and (subject to the provisions of Condition 4) unsecured obligations of that Guarantor and (subject as aforesaid and save for certain obligations required to be preferred by law) rank equally with all other unsecured obligations (other than subordinated obligations, if any) of that Guarantor, from time to time outstanding.

4.	NEGATIVE PLEDGE

(a)	Save as provided herein and in paragraph (b) below, so long as any of the Notes remains outstanding (as defined in the Trust Deed) the Issuer, TCNZ and the Guaranteeing Subsidiaries will not create or permit to exist any Charge over any of their respective Assets to secure any indebtedness or liabilities (direct or contingent) for Borrowed Moneys Indebtedness unless the Issuer or the relevant Guarantor, as the case may be, shall simultaneously with or prior to the creation of such Charge, take or procure to be taken any and all action necessary to procure that the benefit of the Charge is extended equally and rateably to the Notes, provided that this covenant shall not apply to, and accordingly the Issuer and any of the Guarantors shall be at liberty to create or permit to exist without breach hereof, any Charge:

(i)	arising by operation of law or statute in the ordinary course of business, or securing taxes or other governmental or regulatory levies, duties or imposts, or any Charge in the nature of a contractor’s, supplier’s or vendor’s lien, so long as (in each of the foregoing cases) the payment of the money secured thereby is not in default or the liability therefor of the Issuer or the relevant Guarantor is being contested by appropriate proceedings; or

(ii)	created over any Asset acquired, constructed, repaired, maintained or improved, for the sole purpose of financing or refinancing the cost of such acquisition, construction, repair, maintenance or improvement, or over the land upon which such Asset is situated; or

(iii)	over any Assets of any Subsidiary which becomes a Guaranteeing Subsidiary after the date of the Trust Deed, which existed, or which such Subsidiary was contractually bound to enter into, at the date it became a Guaranteeing Subsidiary and which was not created in anticipation of such Subsidiary becoming a Guaranteeing Subsidiary; or

(iv)	over any Assets acquired by the Issuer or the relevant Guarantor after the date of the Trust Deed, which existed at the date of, and was not created in anticipation of, the acquisition thereof by the Issuer or the relevant Guarantor concerned; or

(v)	created or permitted to exist over the whole or any part of its right, title or interest (whether by way of shareholding, partnership share or otherwise) in, or in the Assets of, any joint venture, partnership or similar venture (whether or not incorporated) the sole purpose of which is the development or exploitation of a project (a “Project Venture”), to secure Borrowed Moneys Indebtedness incurred by the Issuer or the relevant Guarantor in connection with its interest in such Project Venture and created or permitted to exist in favour of a participant or participants therein; or

(vi)	over Assets of the Issuer or a Guarantor:

(a)	of or relating to a specific project; or

(b)	comprising cash, deposits, financial instruments or other monetary Assets,

where (in either such case) such Charge does not extend to other Assets of the Issuer or the relevant Guarantor and is created to secure (in the case of sub-paragraph (a)) indebtedness incurred in respect of that project or (in the case of sub-paragraph (b)) new borrowings or indebtedness undertaken or incurred to raise or acquire such cash, deposits, instruments or other monetary Assets and (in either case) the giving of such Charge is consistent with ordinary banking or business principles or practices then current and applicable in the relevant market and/or jurisdiction in relation to indebtedness of that nature; or

(vii)	created in discharge of an obligation to supplement any Charge permitted under paragraphs (i) to (vi) hereof; or

(viii)	created in substitution for any Charge otherwise permitted hereunder; or

(ix)	in favour of the Issuer or a Guarantor provided that the Issuer or such Guarantor, as the case may be, in whose favour it is created retains at all times the sole beneficial ownership of and all rights, powers and benefits in relation to such Charge; or

(x)	created with the prior written consent of the Trustee after, if the Trustee so requires, approval by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders.

(b)	Notwithstanding the provisions of paragraph (a) above, the Issuer/Guarantors(s) may, in addition to and separately from the Charges permitted under paragraph (a) above, create or permit to exist any Charge of any nature over any of its or their Assets to secure any Borrowed Moneys Indebtedness if and to the extent that the aggregate principal amount of the Borrowed Moneys Indebtedness so secured by all such Charges created or permitted to subsist by this paragraph (b) (but other than any Charges attaching only to Assets which are not included in the Total Tangible Assets of the Group) does not exceed five per cent, of the Total Tangible Assets of the Group.

(c)	For the purposes hereof:

“Asset” shall include an interest in, or in the assets of, any joint venture, partnership or similar venture (whether or not incorporated) in which any one or more of the Issuer and the Guarantors are participant(s);

“Borrowed Moneys Indebtedness” means:

(i)	indebtedness for moneys borrowed;

(ii)	indebtedness in respect of guarantees or similar indemnities;

(iii)	acceptance credits;

(iv)	indebtedness in respect of negotiable instruments;

(v)	money owing in respect of interest rate and cross-currency swaps; and

(vi)	payments under rental or lease arrangements entered into primarily for the purpose of raising or obtaining finance;

“Charge” means any lien, pledge, charge, mortgage, hypothecation or other encumbrance or security interest, but (for the avoidance of doubt) does not include:

(i)	leases, bailments or reservations of title; or

(ii)	the rights of resumption conferred by Sections 27 to 27D of the State-Owned Enterprises Act 1986 of New Zealand (as inserted by the Treaty of Waitangi (State Enterprises) Act 1988) or any memorial recording such rights; or

(iii)	any rights or obligations (whether arising by operation of law, by contract or otherwise) of or in the nature of set-off, netting, combination of accounts, bankers’ lien or analogous rights or obligations in relation to or affecting any credit balances or other financial obligations owing to any one or more of TCNZ and the Guaranteeing Subsidiaries; and

“Total Tangible Assets” means at any time, in respect of the Group or any particular Subsidiary, as the case may be, the aggregate of the book values (determined in accordance with the principles and practices applied in TCNZ’s then most recent audited consolidated statement of financial position with only such changes (if any) thereto as may have been approved by the Auditors (as defined in the Trust Deed)) of the tangible assets of the Group or any particular Subsidiary (and, in the case of the Group, on a consolidated basis) as at any time and from time to time valued and disclosed in the then most recent audited statement of financial position, using, in the case of the Group, the consolidated statement of financial position of TCNZ and, in the case of a Subsidiary, the unconsolidated statement of financial position of such Subsidiary.

5.	GUARANTEES, JOINING AND RELEASING OF GUARANTEEING SUBSIDIARIES

(a)	The due payment of principal and interest (if any) in respect of the Notes and all other moneys payable by the Issuer under or pursuant to the Trust Deed and (in the case of Australian Domestic Notes) the Deed Poll is unconditionally and irrevocably guaranteed, on a joint and several basis, by the Guarantors in the Trust Deed.

(b)	Subject to paragraph (c) below, TCNZ (i) undertakes that it will from time to time and with all reasonable expedition after any company becomes a Material Subsidiary procure that such Material Subsidiary shall become a Guaranteeing Subsidiary; and (ii) may of its own volition (without being under any obligation to do so) procure any Subsidiary which is not a Guaranteeing Subsidiary to become a Guaranteeing Subsidiary.

(c)	Notwithstanding paragraph (b) above, upon receipt by the Trustee of a certificate of two Directors of TCNZ that:

(i)	there are sound commercial reasons why a Guaranteeing Subsidiary should cease to be a Guaranteeing Subsidiary or a Material Subsidiary should not be obliged to become a Guaranteeing Subsidiary; or

(ii)	that a Guaranteeing Subsidiary is not or has ceased to be a Material Subsidiary,

and (in any such case) that either releasing such Guaranteeing Subsidiary from its guarantee and covenants under the Trust Deed or permitting such Material Subsidiary not to become a Guaranteeing Subsidiary (as the case may be) will not in their opinion have a materially adverse effect on the interests of the Noteholders under the Guarantee generally in the reasonably foreseeable future, the Trustee shall (by the execution of appropriate release documentation to that effect) forthwith release such Guaranteeing Subsidiary from such Guarantee or (as the case may be) release TCNZ from its obligation to procure that Subsidiary to become a Guaranteeing Subsidiary. The Trustee and the Noteholders shall be deemed to be aware of and be bound by, and take their rights subject to, the provisions of this clause and any such release or permission.

(d)	A Material Subsidiary shall become a Guaranteeing Subsidiary by executing and delivering to the Trustee a supplemental deed in or substantially in the form scheduled to the Trust Deed (or in such other form as may be approved by the Trustee) whereby such Material Subsidiary agrees to be bound as a Guaranteeing Subsidiary under the Trust Deed, all as more fully set out in the Trust Deed.

(e)	In these Terms and Conditions a “Material Subsidiary” means a Subsidiary all of the shares of which are beneficially owned by the Issuer and/or any of the Guarantors, but excluding:

(i)

any Subsidiary in respect of which both (A) the profits, before tax and extraordinary items, are not greater than 20 per cent, of the consolidated profits, before tax and extraordinary items, of the Group and (B) the Total Tangible Assets represent not more than 20 per cent, of the Total

Tangible Assets of the Group, in both cases determined by reference to the most recently published annual audited financial statements (consolidated if applicable) of the relevant Subsidiary or, if none, the most recent annual financial statements of such Subsidiary prepared for the purposes of the New Zealand Financial Reporting Act 1993 and the most recently published annual audited consolidated financial statements of the Group; or

(ii)	any Subsidiary whose principal business is restricted to the business of a bank, finance company or other financial intermediary or insurance company, or (in the case of a Subsidiary incorporated outside New Zealand) the business of raising and/or investing funds, or any subsidiary of any such company.

6.	REDENOMINATION

(a)	Where redenomination is specified in the applicable Pricing Supplement as being applicable, the Issuer may, without the consent of the Noteholders, the Receiptholders, the Couponholders or the Trustee, on giving prior notice to the Principal Paying Agent, Euroclear, Clearstream, Luxembourg and the Trustee and at least 30 days’ prior notice to the Noteholders in accordance with Condition 16, elect that, with effect from the Redenomination Date specified in the notice, the Notes shall be redenominated in euro.

(b)	The election will have effect as follows:

(i)	the Notes and the Receipts shall be deemed to be redenominated in euro in the denomination of euro 0.01 with a nominal amount for each Note and Receipt equal to the nominal amount of that Note or Receipt in the Specified Currency, converted into euro at the Established Rate, provided that, if the Issuer determines, with the agreement of the Principal Paying Agent and the Trustee, that the then market practice in respect of the redenomination in euro of internationally offered securities is different from the provisions specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the Issuer shall promptly notify the Noteholders, the stock exchange (if any) on which the Notes may be listed and the Agents of such deemed amendments;

(ii)	save to the extent that an Exchange Notice has been given in accordance with paragraph (iv) below, the amount of interest due in respect of the Notes will be calculated by reference to the aggregate nominal amount of Notes presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder and the amount of such payment shall be rounded down to the nearest euro 0.01;

(iii)	if definitive Notes are required to be issued after the Redenomination Date, they shall be issued at the expense of the Issuer in the denominations of euro 1,000, euro 10,000, euro 100,000 and (but only to the extent of any remaining amounts less than euro 1,000 or such smaller denominations as the Principal Paying Agent may approve) euro 0.01 and such other denominations as the Principal Paying Agent shall determine and notify to the Noteholders;

(iv)	if issued prior to the Redenomination Date, all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Notes) will become void with effect from the date on which the Issuer gives notice (the “Exchange Notice”) that replacement euro-denominated Notes, Receipts and Coupons are available for exchange (provided that such securities are so available) and no payments will be made in respect of them. The payment obligations contained in any Notes and Receipts so issued will also become void on that date although those Notes and Receipts will continue to constitute valid exchange obligations of the Issuer. New euro-denominated Notes, Receipts and Coupons will be issued in exchange for Notes, Receipts and Coupons denominated in the Specified Currency in such manner as the Principal Paying Agent may specify and as shall be notified to the Noteholders in the Exchange Notice. No Exchange Notice may be given less than 15 days prior to any date for payment of principal or interest on the Notes;

(v)	after the Redenomination Date, all payments in respect of the Notes, the Receipts and the Coupons, other than payments of interest in respect of periods commencing before the Redenomination Date, will be made solely in euro as though references in the Notes to the Specified Currency were to euro. Payments will be made in euro by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque;

(vi)	if the Notes are Fixed Rate Notes and interest for any period ending on or after the Redenomination Date is required to be calculated for a period ending other than on an Interest Payment Date, it will be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction (as defined in Condition 7), and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention; and

(vii)	if the Notes are Floating Rate Notes, the applicable Pricing Supplement will specify any relevant changes to the provisions relating to interest.

(c)	In these Terms and Conditions, the following expressions have the following meanings:

“Established Rate” means the rate for the conversion of the Specified Currency (including compliance with rules relating to roundings in accordance with applicable European Community regulations) into euro established by the Council of the European Union pursuant to Article 109/(4) of the Treaty;

“euro” means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty;

“Redenomination Date” means (in the case of interest bearing Notes) any date for payment of interest under the Notes or (in the case of Zero Coupon Notes) any date, in each case specified by the Issuer in the notice given to the Noteholders pursuant to paragraph (a) above and which falls on or after the date on which the country of the Specified Currency first participates in the third stage of European economic and monetary union; and

“Treaty” means the Treaty establishing the European Community, as amended.

7.	INTEREST

(a)	Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from and including the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest payable in arrear on the Interest Payment Date(s) in each year and on the Maturity Date if that does not fall on an Interest Payment Date.

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Pricing Supplement, amount to the Broken Amount so specified.

If interest is required to be calculated for a period ending other than on an Interest Payment Date, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

“Day Count Fraction” means, in respect of the calculation of an amount of interest in accordance with this Condition 7(a):

(i)	if “Actual/Actual (ISMA)” is specified in the applicable Pricing Supplement:

(a)	in the case of Notes where the number of days in the relevant period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the relevant payment date (the “Accrual Period”) is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

(b)	in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1)	the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(2)	the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii)	if “30/360” is specified in the applicable Pricing Supplement, the number of days in the period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the relevant payment date (such number of days being calculated on the basis of 12 30-day months) divided by 360.

In these Terms and Conditions:

“Determination Period” means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the Final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

“sub-unit” means with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b)	Interest on Floating Rate Notes and Index Linked Interest Notes

(i)	Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from and including the Interest Commencement Date and such interest will be payable in arrear on either:

(A)	the Specified Interest Payment Date(s) (each an “Interest Payment Date”) in each year specified in the applicable Pricing Supplement; or

(B)	if no express Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each an “Interest Payment Date”) which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from and including an Interest Payment Date (or the Interest Commencement Date) to but excluding the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1)	in any case where Specified Periods are specified in accordance with Condition (b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply mutatis mutandis or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date; or

(2)	the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3)	the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4)	the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Terms and Conditions, “Business Day” means a day which is both:

(A)	a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Pricing Supplement; and

(B)	either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Wellington, respectively) or (2) in relation to any sum payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the “TARGET System”) is open.

(ii)	Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

(A)	ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (A), “ISDA Rate” for an Interest Period means a rate equal to the Floating Rate that would be determined by the Principal Paying Agent under an interest rate swap transaction if the Principal Paying Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions as amended and updated as at the Issue Date of the first Tranche of the Notes, published by the International Swaps and Derivatives Association, Inc. (the “ISDA Definitions”) and under which:

(1)	the Floating Rate Option is as specified in the applicable Pricing Supplement;

(2)	the Designated Maturity is a period specified in the applicable Pricing Supplement; and

(3)	the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate (“LIBOR”) or on the Euro-zone inter-bank offered rate (“EURIBOR”) for a currency, the first day of that Interest Period or (ii) in any other case, as specified in the applicable Pricing Supplement.

For the purposes of this sub-paragraph (A), “Floating Rate”, “Calculation Agent”, “Floating Rate Option”, “Designated Maturity” and “Reset Date” have the meanings given to those terms in the ISDA Definitions.

(B)	Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1)	the offered quotation; or

(2)	the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Principal Paying Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Principal Paying Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

(iii)	Minimum and/or maximum Rate of Interest

If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv)	Determination of Rate of Interest and calculation of Interest Amounts

The Principal Paying Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Principal Paying Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Principal Paying Agent will calculate the amount of interest (the “Interest Amount”) payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

“Day Count Fraction” means, in respect of the calculation of an amount of interest for any Interest Period:

(i)	if “Actual/365” or “Actual/Actual” is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii)	if “Actual/365 (Fixed)” is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

(iii)	if “Actual/365 (Sterling)” is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv)	if “Actual/360” is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

(v)	if “30/360”, “360/360” or “Bond Basis” is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi)

if “30E/360” or “Eurobond Basis” is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of an Interest Period ending on but excluding the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v)	Notification of Rate of Interest and Interest Amounts

The Principal Paying Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, to the Paying Agents and any stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and notice thereof to be published in accordance with Condition 16 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and to the Noteholders in accordance with Condition 16. For the purposes of this paragraph, the expression “London Business Day” means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in London.

(vi)	Determination or Calculation by Trustee

If for any reason the Principal Paying Agent or, as the case may be, the Calculation Agent does not at any time determine the Rate of Interest or calculate any Interest Amount in accordance with sub-paragraph (ii) or (iv), as the case may be, above, the Trustee shall determine the Rate of Interest at such rate plus or minus (as appropriate) the relevant Margin (if any) as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 7(b) but subject always to sub-paragraph (iii) above), it shall deem fair and reasonable in all the circumstances and/or, as the case may be, the Trustee shall calculate the Interest Amount in the manner referred to in sub-paragraph (iv) above and such determination and/or calculation shall be deemed to have been made by the Principal Paying Agent or, as the case may be, the Calculation Agent.

(vii)	Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 7(b), whether by the Principal Paying Agent or, if applicable, the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Guarantors, the Trustee, the Principal Paying Agent, the Calculation Agent (if applicable), the other Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Guarantors, the Trustee, the Noteholders, the Receiptholders or the Couponholders shall attach to the Principal Paying Agent, the Trustee or the Calculation Agent (as applicable) in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c)	Interest on Dual Currency Notes

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the applicable Pricing Supplement.

(d)	Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(e)	Accrual of interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

8.	PAYMENTS

(a)	Method of payment

Subject as provided below:

(i)	payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Wellington respectively); and

(ii)	payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 10.

(b)	Presentation of definitive Bearer Notes, Receipts and Coupons

Payments of principal in respect of definitive Bearer Notes will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Bearer Notes, and payments of interest in respect of definitive Bearer Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any) in respect of definitive Bearer Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Bearer Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Bearer Note to which it appertains. Receipts presented without the definitive Bearer Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Bearer Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive bearer form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 10) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 11) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive bearer form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive bearer form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A “Long Maturity Note” is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Fixed Interest Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Bearer Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from and including the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Bearer Note.

(c)	Payments in respect of Bearer Global Notes

Payments of principal and interest (if any) in respect of Notes represented by any Bearer Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Bearer Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note in bearer form, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it is presented and such record shall be prima facie evidence that the payment in question has been made.

(d)	Payments in respect of Registered Notes

Payments of principal (other than instalments of principal prior to the final instalment) in respect of each Registered Note (whether or not in global form) will be made against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Registered Note at the specified office of the Registrar or any of the Paying Agents. Such payments will be made by transfer to the Designated Account (as defined below) of the holder (or the first named of joint holders) of the Registered Note appearing in the register of holders of the Registered Notes maintained by the Registrar (the “Register”) at the close of business on the fifteenth day (being for the purpose of this paragraph (d) a day on which banks are open for business in the city where the specified office of the Registrar is located) before the relevant due date (the “Record Date”). Notwithstanding the previous sentence, if (i) a holder does not have a Designated Account or (ii) the nominal amount of the Notes held by a holder is less than U.S.$250,000 (or its approximate equivalent in any other Specified Currency), payment will instead be made by a cheque in the Specified Currency drawn on a Designated Bank (as defined below). For these purposes, “Designated Account” means the account (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by a holder with a Designated Bank and identified as such in the Register and “Designated Bank” means (in the case of payment in a Specified Currency other than euro) a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified

Currency is Australian dollars or New Zealand dollars, shall be Sydney and Wellington respectively) and (in the case of a payment in euro) any bank which processes payments in euro.

Payments of interest and payments of instalments of principal (other than the final instalment) in respect of each Registered Note (whether or not in global form) will be made by a cheque in the Specified Currency drawn on a Designated Bank and mailed by uninsured mail on the business day in the city where the specified office of the Registrar is located immediately preceding the relevant due date to the holder (or the first named of joint holders) of the Registered Note appearing in the Register at the close of business on the fifteenth day (whether or not such fifteenth day is a business day) before the Record Date at his address shown in the Register on the Record Date and at his risk. Upon application of the holder to the specified office of the Registrar not less than three business days in the city where the specified office of the Registrar is located before the due date for any payment of interest in respect of a Registered Note, the payment may be made by transfer on the due date in the manner provided in the preceding paragraph. Any such application for transfer shall be deemed to relate to all future payments of interest (other than interest due on redemption) and instalments of principal (other than the final instalment) in respect of the Registered Notes which become payable to the holder who has made the initial application until such time as the Registrar is notified in writing to the contrary by such holder. Payment of the interest due in respect of each Registered Note on redemption and the final instalment of principal will be made in the same manner as payment of the principal in respect of such Registered Note.

Holders of Registered Notes will not be entitled to any interest or other payment for any delay in receiving any amount due in respect of any Registered Note as a result of a cheque posted in accordance with this Condition arriving after the due date for payment or being lost in the post. No commissions or expenses shall be charged to such holders by the Registrar in respect of any payments of principal or interest in respect of the Registered Notes.

None of the Issuer, the Guarantors, the Trustee or the Agents will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Registered Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

(e)	Payments in respect of Australian Domestic Notes

The Australian Registrar will act (through its office in Sydney) as principal paying agent for Australian Domestic Notes pursuant to a Registry Services Agreement (such Registry Services Agreement as amended and/or supplemented and/or restated from time to time, the “Registry Services Agreement”) dated 17 March, 2000 and entered into between the Issuer, the Guarantors and the Australian Registrar.

Payments of principal and interest will be made in Sydney in Australian dollars to the persons registered at the close of business on the relevant Domestic Record Date (as defined below) as the holders of such Notes, subject in all cases to normal banking practice and all applicable laws and regulations. Payment will be made by cheque drawn on the Sydney branch of an Australian bank despatched by post on the relevant payment date at the risk of the Noteholder or, at the option of the Noteholder, by the Australian Registrar giving in Sydney irrevocable instructions for the effecting of a transfer of the relevant funds to an Australian dollar account in Australia specified by the Noteholder to the Australian Registrar, or in any other manner in Sydney which the Australian Registrar and the Noteholder agree.

In the case of payments made by electronic transfer, payments will for all purposes be taken to be made when the Australian Registrar gives irrevocable instructions in Sydney for the making of the relevant payment by electronic transfer, being instructions which would be reasonably expected to result, in the ordinary course of banking business, in the funds transferred reaching the account of the Noteholder and, in the case of accounts maintained in Australia, reaching the account on the same day as the day on which the instructions are given.

If a cheque posted or an electronic transfer for which irrevocable instructions have been given by the Australian Registrar is shown, to the satisfaction of the Australian Registrar, not to have reached the Noteholder and the Australian Registrar is able to recover the relevant funds, the Australian Registrar may make such other arrangements as it thinks fit for the effecting of the payment in Sydney.

Interest will be payable, in the manner specified in Condition 7 above, to the persons who are registered as Noteholders at the close of business in Sydney on the relevant Domestic Record Date and cheques will be made payable to the Noteholder (or, in the case of joint Noteholders, to the first-named) and sent to his registered address, unless instructions to the contrary are given by the Noteholder (or, in the case of joint Noteholders, by all the Noteholders) in such form as may be prescribed by the Australian Registrar. Payments of principal will be made to, or to the order of, the persons who are registered as Noteholders at the close of business in Sydney on the relevant Domestic Record Date, subject, if so directed by the Australian Registrar, to receipt from them of such instructions as the Australian Registrar may require.

In this Condition 8(e), “Domestic Record Date” means, in the case of payments of principal or interest, the date which is the fifteenth day (being for the purpose a day on which banks are open for business in the city where the specified office of the Australian Registrar is located) before the due date of the relevant payment of principal or interest.

(f)	General provisions applicable to payments

The holder of a Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer or, as the case may be, the Guarantors will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer or, as the case may be, the Guarantors to, or to the order of, the holder of such Global Note.

Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Bearer Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(i)	the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Bearer Notes in the manner provided above when due;

(ii)	payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii)	such payment is then permitted under United States law without involving, in the opinion of the Issuer and the Guarantors, adverse tax consequences to the Issuer or any Guarantor.

(g)	Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, “Payment Day” means any day which (subject to Condition 11) is:

(i)	a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A)	the relevant place of presentation;

(B)	London; and

(C)	any Additional Financial Centre specified in the applicable Pricing Supplement; and

(ii)	either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Wellington respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(h)	Interpretation of principal and interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i)	any additional amounts which may be payable with respect to principal under Condition 10 or any undertaking given in addition thereto, or in substitution therefor, pursuant to the Trust Deed;

(ii)	the Final Redemption Amount of the Notes;

(iii)	the Early Redemption Amount of the Notes;

(iv)	the Optional Redemption Amount(s) (if any) of the Notes;

(v)	in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi)	in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 9(e)); and

(vii)	any premium and any other amounts which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 10 or any undertaking given in addition thereto, or in substitution therefor, pursuant to the Trust Deed.

9.	REDEMPTION AND PURCHASE

(a)	Redemption at maturity

Unless previously redeemed or purchased and cancelled as specified below, each Note will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the relevant Specified Currency on the Maturity Date.

(b)	Redemption for tax reasons

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Interest Note), on giving not less than 30 nor more than 60 days’ notice to the Principal Paying Agent and, in accordance with

Condition 16, the Noteholders (which notice shall be irrevocable), if the Issuer or any Guarantor satisfies the Trustee immediately prior to the giving of such notice that:

(i)	on the occasion of the next payment due under the Notes, the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 10 or the relevant Guarantor would be unable for reasons outside its control to procure payment by the Issuer and in making payment itself would be required to pay such additional amounts, in each case as a result of any change in, or amendment to, the laws or regulations of a Tax Jurisdiction (as defined in Condition 10) or any political subdivision of, or any authority in, or of, a Tax Jurisdiction having power to tax, or any change in the application or official interpretation of such laws or regulations (including, without limitation, any increase in the amount of the Approved Issuer Levy payable pursuant to Section 86J of the Stamp and Cheque Duties Act 1971 of New Zealand), which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

(ii)	such obligation cannot be avoided by the Issuer or, as the case may be, the relevant Guarantor taking reasonable measures available to it (but not including paying the Approved Issuer Levy at the aforementioned increased rate), provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer or, as the case may be, the relevant Guarantor would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer or, as the case may be, two Directors of the relevant Guarantor stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred.

Notes redeemed pursuant to this Condition 9(b) will be redeemed at their Early Redemption Amount referred to in paragraph (e) below together (if appropriate) with interest accrued to but excluding the date of redemption.

(c)	Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Pricing Supplement, the Issuer may, having given:

(i)	not less than 15 nor more than 30 days’ notice to the Noteholders in accordance with Condition 16; and

(ii)	not less than 15 days before the giving of the notice referred to in (i), notice to the Principal Paying Agent and the Trustee and, in the case of a redemption of Registered Notes, the Registrar;

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Pricing Supplement together, if appropriate, with interest accrued to but excluding the relevant Optional Redemption Date. Any such redemption must be of a nominal amount equal to the Minimum Redemption Amount or a Higher Redemption Amount. In the case of a partial redemption of Notes, the Notes to be redeemed (“Redeemed Notes”) will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the “Selection Date”). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 16 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes or represented by a Global Note shall in each case bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding and Notes outstanding represented by such Global Note, respectively, bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that, if necessary, appropriate adjustments shall be made to such nominal amounts to ensure that each represents an integral multiple of the Specified Denomination. No exchange of the relevant Global Note will be permitted during the period from and including the Selection Date to and including the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 16 at least five days prior to the Selection Date.

(d)	Redemption at the option of the Noteholders (Investor Put)

If Investor Put is specified in the applicable Pricing Supplement, upon the holder of any Note giving to the Issuer in accordance with Condition 16 not less than 15 nor more than 30 days’ notice the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Pricing Supplement, in whole (but not, in the case of a Bearer Note in definitive form, in part), such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to but excluding the Optional Redemption Date. Registered Notes may be redeemed under this Condition 9(d) in any multiple of their lowest Specified Denomination.

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver such Note at the specified office of any Paying Agent (in the case of Bearer Notes) or the Registrar (in the case of Registered Notes) at any time during normal business hours of such Paying Agent or, as the case may be, the Registrar falling within the notice period, accompanied by a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent or, as the case may be, the Registrar (a “Put Notice”) and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition and, in the case of Registered Notes, the nominal amount thereof to be redeemed and, if less than the full nominal amount of the Registered Notes so surrendered is to be redeemed, an address to which a new Registered Note in respect of the balance of such Registered Notes is to be sent subject to and in accordance with the provisions of Condition 2.

Any Put Notice given by a holder of any Note pursuant to this paragraph shall be irrevocable.

(e)	Early Redemption Amounts

For the purpose of paragraph (b) above and Condition 12, each Note will be redeemed at its Early Redemption Amount calculated as follows:

(i)	in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii)	in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount specified in, or determined in the manner specified in, the applicable Pricing Supplement or, if no such amount or manner is so specified in the applicable Pricing Supplement, at its nominal amount; or

(iii)	in the case of a Zero Coupon Note, at an amount (the “Amortised Face Amount”) equal to the sum of:

(A)	the Reference Price; and

(B)	the product of the Accrual Yield (compounded annually) being applied to the Reference Price from and including the Issue Date of the first Tranche of the Notes to but excluding the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable.

Where such calculation is to be made for a period which is not a whole number of years, it shall be made on the basis of a 360-day year consisting of 12 months of 30 days each or on such other calculation basis as may be specified in the applicable Pricing Supplement.

(f)	Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (e) above.

(g)	Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Pricing Supplement.

(h)	Purchases

The Issuer and any of the Guarantors may at any time purchase Notes (provided that, in the case of definitive Bearer Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. Such Notes may be held, reissued, resold or, at the option of the Issuer or the Guarantors, surrendered to any Paying Agent and/or the Registrar for cancellation.

(i)	Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and the Notes purchased and cancelled pursuant to paragraph (h) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Principal Paying Agent and cannot be reissued or resold.

(j)	Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 12 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:

(i)	the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii)	five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Note has been received by the Principal Paying Agent or the Trustee and notice to that effect has been given to the Noteholders in accordance with Condition 16.

10.	TAXATION

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer or, as the case may be, the Guarantors will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of any Tax Jurisdiction unless such withholding or deduction is required by law. In such event, the Issuer or, as the case may be, the

Guarantors will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon presented for payment:

(i)	by or on behalf of a holder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with a Tax Jurisdiction other than the mere holding of such Note, Receipt or Coupon (including, where the Tax Jurisdiction is New Zealand, his being resident in New Zealand or having a fixed establishment in New Zealand for New Zealand income tax purposes or where the Tax Jurisdiction is the Commonwealth of Australia, his being resident in Australia or having a permanent establishment in Australia);

(ii)	more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming (whether or not such is in fact the case) that day to have been a Payment Day (as defined in Condition 8(g));

(iii)	by or on behalf of a holder who is able to avoid such withholding or deduction by making a declaration of non-residence or similar claim for exemption to the relevant tax authority;

(iv)	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000, or any relevant subsequent meetings, (the “Directive”) or any law implementing or complying with, or introduced in order to conform to, the Directive;

(v)	by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union;

(vi)	by, or on behalf of a holder who is a resident of the Commonwealth of Australia and who is liable to such taxes or duties of whatever nature in respect of such Notes, Receipts or Coupons where no such additional amounts would have been required to be paid had a tax file number been quoted to the Issuer in respect of the relevant Notes, receipts or Coupons before the date for payment in respect of the relevant Notes, Receipts or Coupons; or

(vii)	on account of taxes which are payable by reason of the holder being an associate of the Issuer for the purposes of Section 128F(6) of the Australian Income Assessment Act 1936 (as amended).

As used herein;

(i)	“Tax Jurisdiction” means New Zealand, the Commonwealth of Australia and any other jurisdiction of incorporation of a Guarantor, or any political subdivision or any authority thereof or therein having power to tax or any other jurisdiction or any political subdivision or any authority thereof or therein having power to tax to which the Issuer or any Guarantor, as the case may be, is or becomes subject in respect of payments made by it of principal and interest on the Notes, Receipts and Coupons;

(ii)	the “Relevant Date” means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Principal Paying Agent or the Trustee, as the case may be, on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 16; and

(iii)	“resident”, “tax file number” and “associate” have the same meanings for the purposes of this Condition 10 as they have under the Australian Income Tax Assessment Act 1936 (as amended).

The Issuer or the Guarantors (as applicable) are required by law to deduct New Zealand resident withholding tax from the payment of interest to the holder of any Note on any Interest Payment Date or the Maturity Date, if:

(a)	the holder is a resident of New Zealand for income tax purposes or the holder is engaged in business in New Zealand, through a fixed establishment in New Zealand (a “New Zealand Holder”); and

(b)	at the time of such payment the New Zealand Holder does not hold a valid certificate of exemption for New Zealand resident withholding tax purposes.

Prior to any Interest Payment Date or Maturity Date any New Zealand Holder:

(a)	must notify the Issuer or the Guarantor (as applicable) or any Paying Agent that the New Zealand Holder is the holder of a Note; and

(b)	must notify the Issuer or the Guarantors (as applicable) or a Paying Agent of any circumstances, and provide the Issuer or the Guarantors (as applicable) or the relevant Paying Agent with any information, that may enable the Issuer or the Guarantors (as applicable) to make the payment of interest to the New Zealand Holder without deduction on account of a New Zealand resident withholding tax.

The New Zealand Holder must notify the Issuer or the Guarantors (as applicable), prior to any Interest Payment Date or the Maturity Date, of any change in the New Zealand Holder’s circumstances from those previously notified that could affect the Issuer’s or the Guarantors’ payment or withholding obligations in respect of any Note. By accepting payment of the full face amount of a Note or any interest thereon on any Interest Payment Date or Maturity Date, the New Zealand Holder indemnifies the Issuer or the Guarantors (as applicable) for all purposes in respect of any liability the Issuer or the Guarantors (as applicable) may incur for not deducting any amount from such payment on account of New Zealand resident withholding tax.

Only a New Zealand Holder will be obliged to make the notification referred to above and no other holder will be required to make any certification that it is not a New Zealand Holder.

11.	PRESCRIPTION

The Notes (whether in bearer or registered form), Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 10) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 8(b) or any Talon which would be void pursuant to Condition 8(b).

12.	EVENTS OF DEFAULT

The Trustee, at its discretion may, and if so requested in writing by the holders of at least one quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject in each case to being indemnified to its satisfaction), shall (but, in the case of the happening of any of the events mentioned in sub-paragraphs (iii), (iv), (v), (vii) and (in the case of any event having an analogous effect to any of the foregoing) (viii) below, only if the Trustee shall have certified in writing to the Issuer and the Guarantors that such event is, in its opinion, materially prejudicial to the interests of the Noteholders), give notice to the Issuer and the Guarantors that the Notes are, and they shall accordingly forthwith become, immediately due and repayable at their Early Redemption Amount plus accrued interest as provided in the Trust Deed, if any of the following events shall occur:

(i)	default is made in the payment of any principal or interest due in respect of the Notes or any of them and the default continues for a period of 14 days; or

(ii)	the Issuer or any Guarantor fails to perform or observe any of its other obligations under these Terms and Conditions or the Trust Deed and (except in any case where the failure is incapable of remedy when no such continuation or notice as is hereinafter mentioned will be required) the failure continues for the period of 30 days next following the service by the Trustee on the Issuer or the relevant Guarantor (as the case may be) of notice requiring the same to be remedied; or

(iii)	any Borrowed Moneys Indebtedness of the Issuer or any Guarantor exceeding NZ$10,000,000 (in aggregate) or its equivalent in any other currency is not repaid on its original maturity date (or within any applicable grace periods), or becomes due and payable by reason of default before its original maturity date, other than where contested in good faith by appropriate proceedings; or

(iv)	a moratorium is declared in respect of Borrowed Moneys Indebtedness of the Issuer or any Guarantor in excess of NZ$10,000,000 (in aggregate) or its equivalent in any other currency; or

(v)	the Issuer or any Guarantor is unable to pay its debts as they fall due, commences negotiations with any one or more of its creditors with a view to the general readjustment or rescheduling of its general indebtedness or a material part thereof, or makes a general assignment for the benefit of or an arrangement or composition with or for the benefit of its creditors; or

(vi)	any order is made by any competent court or an effective resolution is passed or legislation is enacted for the liquidation, winding up or dissolution without winding up of the Issuer or any Guarantor, or a statutory manager is appointed of the Issuer or any Guarantor under the Corporations (Investigations and Management) Act 1989 of New Zealand or any analogous or replacement legislation, or any analogous proceedings are taken in respect of the Issuer or any Guarantor, or the Issuer or any Guarantor ceases or threatens in writing to cease to carry on the whole or a substantial part of its business, except:

(a)	for the purposes of a voluntary reorganisation on a solvent basis the terms of which, in the case of the reorganisation of the Issuer or TCNZ only, have previously been approved in writing by the Trustee; or

(b)	in the case of a Guaranteeing Subsidiary, where such Guaranteeing Subsidiary is solvent at the relevant date and its Assets are to be distributed to another Guarantor; or

(vii)	an encumbrancer takes possession or a receiver is appointed of the whole or any material part of the Assets or undertaking of the Issuer or any Guarantor, or a distress or execution in an amount exceeding NZ$10,000,000 (or its equivalent in any other currency) is levied or enforced upon or sued out against all or any material part of the Assets or undertaking of the Issuer or any Guarantor, except where the same is discharged or stayed within 30 days of commencement or is contested by the Issuer or such Guarantor in good faith by appropriate proceedings; or

(viii)	any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in the foregoing paragraphs.

13.	REPLACEMENT OF NOTES, RECEIPTS, COUPONS AND TALONS

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Principal Paying Agent (in the case of Bearer Notes, Receipts or

Coupons) or the Registrar (in the case of Registered Notes) upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes. Receipts, Coupons or Talons must be surrendered before replacements will be issued.

14.	AGENTS

The names of the initial Agents and their initial specified offices are set out below.

The Issuer is entitled, with the prior written approval of the Trustee, to vary or terminate the appointment of any Agent and/or appoint additional or other Agents and/or approve any change in the specified office through which any Agent acts, provided that:

(i)	there will at all times be a Principal Paying Agent and a Registrar; and

(ii)	so long as the Notes are listed on any stock exchange, there will at all times be a Paying Agent (in the case of Bearer Notes) and a Transfer Agent (in the case of Registered Notes) with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange.

The Issuer undertakes that if the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 are implemented, it will ensure that it maintains a Paying Agent in a European Union Member State that will not be obliged to withhold or deduct tax pursuant to the Directive.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 8(d). Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days’ prior notice thereof shall have been given to the Noteholders in accordance with Condition 16.

In acting under the Agency Agreement and the Registry Services Agreement, respectively, the Agents and the Australian Registrar act solely as agents of the Issuer and the Guarantors and, in certain circumstances under the Agency Agreement, of the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor agent.

15.	EXCHANGE OF TALONS

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Principal Paying Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to and including the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 11.

16.	NOTICES

All notices regarding the Bearer Notes will be deemed to be validly given if published (i) in a leading English language daily newspaper of general circulation in London, and (ii) if and for so long as the Bearer Notes are listed on the Luxembourg Stock Exchange, a daily newspaper of general circulation in Luxembourg. It is expected that such publication will be made in the Financial Times in London and the Luxemburger Wort in Luxembourg. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any other stock exchange on which the Bearer Notes are for the time being listed. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers.

All notices regarding the Registered Notes will be deemed to be validly given if sent by first class mail or (if posted to an address overseas) by airmail to the holders (or the first named of joint holders) at their respective addresses recorded in the Register and will be deemed to have been given on the fourth day after mailing and, in addition, for so long as any Registered Notes are listed on a stock exchange and the rules of that stock exchange so require, such notice will be published in a daily newspaper of general circulation in the place or places required by the rules of that stock exchange. In addition, notices regarding Australian Domestic Notes shall also be published in a leading daily newspaper of general circulation in Australia. It is expected that such notices will normally be published in The Australian Financial Review. Any such notice will be deemed to have been given on the date of such publication or, if published more than once, on the date of first publication.

If the giving of notice as provided above is not practicable, notice will be given in such other manner, and will be deemed to have been given on such date, as the Trustee shall approve.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange and the rules of that stock exchange so require, such notice will be published in a daily newspaper of general circulation in the place or places required by the rules of that stock exchange. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Principal Paying Agent (in the case of Bearer Notes), the Registrar (in the case of Registered Notes) or the Australian Registrar (in the case of Australian Domestic Notes). Whilst any of the Notes is represented by a Global Note, such notice may be given by any holder of a Note to the Principal Paying Agent or the Registrar through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Principal Paying Agent, the Trustee, the Registrar and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

17.	MEETINGS OF NOTEHOLDERS; MODIFICATION; WAIVER; SUBSTITUTION

(a)	The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Terms and Conditions or any of the provisions of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be convened by the Issuer, by any Guarantor or by Noteholders holding not less than ten per cent, in nominal amount of the Notes for the time being outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of these Terms and Conditions, the Notes, the Receipts or the Coupons and the Trust Deed (including modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of nominal or the rate of interest payable in respect of the Notes, altering the currency of payment of the Notes, the Receipts or the Coupons or modifying the provisions concerning the quorum required at any meeting of the Noteholders or the majority required to pass an Extraordinary Resolution) the quorum shall be one or more persons holding or representing not less than two-thirds in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-third in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

(b)	The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification of, or to any waiver or authorisation of any breach or proposed breach of, any of these Terms and Conditions or any of the provisions of the Notes, the Receipts, the Coupons or the Trust Deed or determine, without any such consent as aforesaid, that any Event of Default or Potential Event of Default (as defined in the Trust Deed) shall not be treated as such, which in any such case is not in the opinion of the Trustee materially prejudicial to the interests of the Noteholders. The Trustee may also agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification of any of these Terms and Conditions or any of the provisions of the Notes, the Receipts, the Coupons or the Trust Deed which, in the opinion of the Trustee, is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of applicable law.

(c)	The Trustee may, without the consent of the Noteholders, Receiptholders or Couponholders, agree with the Issuer and the Guarantors to the substitution in place of the Issuer (or any previous substitute under this Condition) as principal debtor under the Notes, the Receipts, the Coupons and the Trust Deed of another company being either (i) a successor company (as defined in the Trust Deed) of the Issuer or (ii) any other Subsidiary of TCNZ. Such agreement shall be subject to the relevant provisions of the Trust Deed and such other conditions as the Trustee may require, including (except where a successor company of the Issuer is the new principal debtor) the irrevocable and unconditional guarantee in respect of the Notes by the Issuer and the Notes being unconditionally and irrevocably guaranteed by the Guarantors or (where the new principal debtor is a Guarantor) by the other Guarantors. The Trustee may also agree without the consent of Noteholders, Receiptholders or Couponholders to the addition of another company as an issuer of Notes under the Programme and the Trust Deed. Any such addition shall be subject to the relevant provisions of the Trust Deed and to such amendment thereof and such other conditions as the Trustee may require. In the case of any proposed substitution or addition, the Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to a change of the law governing the Notes, the Receipts, the Coupons and/or the Trust Deed, provided that such change would not, in the opinion of the Trustee, be materially prejudicial to the interests of the Noteholders.

(d)	In connection with the exercise of any of its powers, trusts, authorities or discretions (including but not limited to those in relation to any proposed modification, waiver, authorisation, determination or substitution as aforesaid) the Trustee shall have regard to the general interests of the Noteholders as a class, but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders (whatever their number) and, in particular, but without limitation, shall not have regard to the consequences of such exercise for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer, the Guarantors or the Trustee or any other person, any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 10 and/or in any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

(e)	Any such modification, waiver, authorisation, determination or substitution shall be binding on the Noteholders, Receiptholders and the Couponholders and, unless the Trustee otherwise requires, any such modification or substitution shall be notified by the Issuer to the Noteholders in accordance with Condition 16 as soon as practicable thereafter.

18.	FURTHER ISSUES

The Issuer shall be at liberty from time to time, without the consent of the Noteholders, Receiptholders or Couponholders, to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes.

19.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No person shall have any right to enforce any term or condition of this Note under the Contracts (Rights of Third Parties) Act 1999 but this does not affect any right or remedy of any person which exists or is available apart from that Act.

20.	GOVERNING LAW AND SUBMISSION TO JURISDICTION

(a)	Governing law

The Trust Deed, the Agency Agreement, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law, except that Australian Domestic Notes, the Deed Poll and the Registry Services Agreement are governed by, and shall be construed in accordance with, the laws in force in New South Wales, Australia.

(b)	Submission to jurisdiction

The Issuer and each of the Guarantors agrees, for the exclusive benefit of the Noteholders, the Receiptholders and the Couponholders, that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Notes, the Receipts and/or the Coupons and that accordingly any suit, action or proceedings (together referred to as “Proceedings”) arising out of or in connection with the Notes, the Receipts and the Coupons may be brought in such courts.

In the case of Australian Domestic Notes, the Issuer and each of the Guarantors agrees, for the exclusive benefit of the Noteholders, the Receiptholders and the Couponholders, that the courts of New South Wales, Australia and courts of appeal therefrom are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with the Australian Domestic Notes, the Deed Poll or the Registry Services Agreement and that accordingly any suit, action or proceedings (together referred to as “Australian Proceedings”) arising out of or in connection with the Australian Domestic Notes, the Deed Poll or the Registry Services Agreement may be brought in such courts.

The Issuer and each of the Guarantors hereby irrevocably waives any objection which it may have now or hereafter to the laying of the venue of any Proceedings or Australian Proceedings in any such court and any claim that any such Proceedings or Australian Proceedings have been brought in an inconvenient forum and hereby further irrevocably agrees that a judgment in any such Proceedings or Australian Proceedings brought in the English courts (or the courts of New South Wales, Australia and courts of appeal therefrom) shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

Nothing contained in this Condition 19 shall limit any right to take Proceedings or Australian Proceedings against the Issuer or any of the Guarantors in any other court of competent jurisdiction, nor shall the taking of Proceedings or Australian Proceedings in one or more jurisdictions preclude the taking of Proceedings or Australian Proceedings in any other jurisdiction, whether concurrently or not.

(c)	Appointment of Process Agent

The Issuer and each of the Guarantors appoints TCNZ (UK) Securities Limited at its registered office at 51 Lafone Street, London SE1 2LX England as its agent for service of process, and undertakes that, in the event of TCNZ (UK) Securities Limited ceasing so to act or ceasing to be registered in England, it will appoint another person as its agent for service of process in England in respect of any Proceedings.

For so long as any Australian Domestic Notes are outstanding, the Issuer will ensure that there is an agent appointed to accept service of process on its behalf in Australia in respect of any Australian Proceedings. The initial agent shall be specified in the applicable Pricing Supplement.

Nothing herein shall affect the right to serve Proceedings or Australian Proceedings in any other manner permitted by law.

(d)	Waiver of immunity

The Issuer and each of the Guarantors hereby irrevocably and unconditionally waives with respect to the Notes, the Receipts and the Coupons any right to claim sovereign or other immunity from jurisdiction or execution and any similar defence and irrevocably and unconditionally consents to the giving of any relief or the issue of any process, including without limitation, the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgment made or given in connection with any proceedings.

SCHEDULE 2

FORMS OF GLOBAL AND DEFINITIVE NOTES, RECEIPTS, COUPONS AND TALONS

PART 1

FORM OF TEMPORARY GLOBAL NOTE

[ANY UNITED STATES PERSON (AS DEFINED IN THE INTERNAL REVENUE CODE OF THE UNITED STATES) WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.]1

TCNZ FINANCE LIMITED

(the Issuer)

(incorporated with limited liability in New Zealand acting through its New Zealand or Australian branch)

Unconditionally and irrevocably guaranteed by

TELECOM CORPORATION OF NEW ZEALAND LIMITED

and certain of its Subsidiaries

(the Guarantors)

(incorporated with limited liability in New Zealand or Australia)

TEMPORARY GLOBAL NOTE

This Note is a Temporary Global Note in respect of a duly authorised issue of Notes of the Issuer (the Notes) of the Nominal Amount, Specified Currency(ies) and Specified Denomination(s) as are specified in the Pricing Supplement applicable to the Notes (the Pricing Supplement), a copy of which is annexed hereto. References herein to the Conditions shall be to the Terms and Conditions of the Notes as set out in the First Schedule to the Trust Deed (as defined below) as supplemented, replaced and modified by the Pricing Supplement but, in the event of any conflict between the provisions of the said Conditions and the information in the Pricing Supplement, the Pricing Supplement will prevail. Words and expressions defined in the Conditions shall bear the same meanings when used in this Global Note. This Global Note is issued subject to, and with the benefit of, the Conditions and a Trust Deed (such Trust Deed as modified and/or supplemented and/or restated from time to time, the Trust Deed) dated 17th March, 2000 and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee for the holders of the Notes.

The Issuer, subject as hereinafter provided and subject to and in accordance with the Conditions and the Trust Deed, promises to pay to the bearer hereof on each Instalment Date (if the Notes are repayable in instalments) and on the Maturity Date and/or on such earlier date(s) as all or any of the Notes represented by this Global Note may become due and repayable in accordance with the Conditions and the Trust Deed, the amount payable under the Conditions in respect of such Notes on each such date and to pay interest (if any) on the nominal amount of the Notes from time to time represented by this Global Note calculated and payable as provided in the Conditions and the Trust Deed together with any other sums payable under the Conditions and the Trust Deed, upon presentation and, at maturity, surrender of this Global Note at the specified office of the Principal Paying Agent at 5 Carmelite Street, London EC4Y 0PA. England or such other specified office as

[1]	Delete Where the original maturity of the Notes is 365 days or Less may be specified for this purpose in accordance with the Conditions or at the specified office of any of the other Paying Agents located outside the United States, its territories and possessions (except as provided in the Conditions) from time to time appointed by the Issuer in respect of the Notes. On any redemption or payment of an instalment or interest being made in respect of, or purchase and cancellation of, any of the Notes represented by this Global Note details of such redemption, payment or purchase and cancellation (as the case may be) shall be entered by or on behalf of the Issuer in Schedule One hereto and the relevant space in Schedule One hereto recording any such redemption, payment or purchase and cancellation (as the case may be) shall be signed by or on behalf of the Issuer. Upon any such redemption, payment of an instalment or purchase and cancellation the nominal amount of this Global Note and the Notes represented by this Global Note shall be reduced by the nominal amount of such Notes so redeemed or purchased and cancelled or the amount of such instalment. The nominal amount from time to time of this Global Note and of the Notes represented by this Global Note following any such redemption, payment of an instalment or purchase and cancellation as aforesaid or any exchange as referred to below shall be the nominal amount most recently entered in the relevant column in Part II, III or IV of Schedule One hereto or in Schedule Two hereto.

Payments of principal and interest (if any) due prior to the Exchange Date (as defined below) will only be made to the bearer hereof to the extent that there is presented to the Principal Paying Agent by Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) or Euroclear Bank S.A./N.V. as operator of the Euroclear System (Euroclear) a certificate in or substantially in the form set out in Part VII of the Second Schedule to the Trust Deed to the effect that it has received from or in respect of a person entitled to a particular nominal amount of the Notes represented by this Global Note (as shown by its records) a certificate in or substantially in the form of Certificate “A” as set out in Part VII of the Second Schedule to the Trust Deed. The bearer of this Global Note will not (unless upon due presentation of this Global Note for exchange, delivery of the appropriate number of Definitive Notes (together, if applicable, with the Receipts, Coupons and Talons appertaining thereto in or substantially in the forms set out in Parts III, IV, V and VI of the Second Schedule to the Trust Deed) or, as the case may be, issue and delivery (or, as the case may be, endorsement) of the Permanent Global Note is improperly withheld or refused and such withholding or refusal is continuing at the relevant payment date) be entitled to receive any payment hereon due on or after the Exchange Date.

On or after the date (the Exchange Date) which is 40 days after the Issue Date, this Global Note may be exchanged (free of charge) in whole or in part for, as specified in the Pricing Supplement, either Definitive Bearer Notes and (if applicable) Receipts, Coupons and/or Talons or Definitive Registered Notes (on the basis that all the appropriate details have been included on the face of such Definitive Bearer Notes and (if applicable) Receipts, Coupons and/or Talons or, as the case may be, on the face of such Definitive Registered Notes and the relevant information supplementing, replacing or modifying the Conditions appearing in the Pricing Supplement has been endorsed on or attached to such Definitive Bearer Notes or, as the case may be, Definitive Registered Notes) or a Permanent Global Note in or substantially in the form set out in Part II of the Second Schedule to the Trust Deed (together with the Pricing Supplement attached thereto) upon notice being given by Euroclear and/or Clearstream, Luxembourg acting on the instructions of any holder of an interest in this Global Note and subject, in the case of Definitive Notes, to such notice period as is specified in the Pricing Supplement. If Definitive Bearer Notes and (if applicable) Receipts, Coupons and/or Talons or, as the case may be, Definitive Registered Notes have already been issued in exchange for all the Notes represented for the time being by the Permanent Global Note, then this Global Note may only thereafter be exchanged for Definitive Bearer Notes and (if applicable) Receipts, Coupons and/or Talons or, as the case may be, Definitive Registered Notes pursuant to the terms hereof. Presentation of this Global Note for exchange shall be made by the bearer hereof on any day (other than a Saturday or Sunday) on which banks are open for business in London at the office of the Principal Paying Agent specified above. The Issuer shall procure that Definitive Notes or (as the case may be) the Permanent Global Note shall be so issued and delivered in exchange for only that portion of this Global Note in respect of which there shall have been presented to the Principal Paying Agent by

Euroclear or Clearstream. Luxembourg a certificate in or substantially in the form set out in Part VII of the Second Schedule to the Trust Deed to the effect that it has received from or in respect of a person entitled to a particular nominal amount of the Notes represented by this Global Note (as shown by its records) a certificate in or substantially in the form of Certificate “A” as set out in Part Vll of the Second Schedule to the Trust Deed. On an exchange of the whole of this Global Note, this Global Note shall be surrendered to the Principal Paying Agent. On an exchange of part only of this Global Note, details of such exchange shall be entered by or on behalf of the Issuer in Schedule Two hereto and the relevant space in Schedule Two hereto recording such exchange shall be signed by or on behalf of the Issuer, whereupon the nominal amount of this Global Note and the Notes represented by this Global Note shall be reduced by the nominal amount of this Global Note so exchanged. On any exchange of this Global Note for a Permanent Global Note, details of such exchange shall be entered by or on behalf of the Issuer in Schedule Two to the Permanent Global Note and the relevant space in Schedule Two thereto recording such exchange shall be signed by or on behalf of the Issuer.

Until the exchange of the whole of this Global Note as aforesaid, the bearer hereof shall (subject as provided in the next paragraph) in all respects (except as otherwise provided herein) be entitled to the same benefits as if he were the bearer of Definitive Notes and the relative Receipts, Coupons and/or Talons (if any) in the form(s) set out in Parts III, IV, V and VI (as applicable) of the Second Schedule to the Trust Deed.

Each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular nominal amount of the Notes represented by this Global Note (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Guarantors, the Trustee, the Principal Paying Agent and any other Paying Agent as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal and interest on such nominal amount of such Notes, the right to which shall be vested, as against the Issuer and the Guarantors, solely in the bearer of this Global Note in accordance with and subject to the terms of this Global Note and the Trust Deed.

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Global Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

This Global Note is governed by, and shall be construed in accordance with, English law.

This Global Note shall not be valid unless authenticated by Citibank, N.A., London office, as Principal Paying Agent.

IN WITNESS whereof the Issuer has caused this Global Note to be signed manually or in facsimile by a person duly authorised on its behalf.

Issued as of [                     ].

TCNZ FINANCE LIMITED

By:
Duly Authorised

Authenticated by Citibank. N.A., London office. as Principal Paying Agent.

By:
Authorised Officer

Schedule One

PART I

INTEREST PAYMENTS

Date made	Interest Payment Date	Total amount of interest payable	Amount of interest paid	Confirmation of payment by or on behalf of the Issuer
__________	______________	______________	______________	______________
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__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________

PART II

PAYMENT OF INSTALMENT AMOUNTS

Date made	Total amount of Instalment Amounts payable	Amount of Instalment Amounts paid	Remaining nominal amount of this Global Note following such payment*	Confirmation of payment by or on behalf of the Issuer
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________

*	See most recent entry in Part II, III or IV or Schedule Two in order to determine this amount.

PART III

REDEMPTIONS

Date made	Total amount of principal payable	Amount of principal paid	Remaining nominal amount of this Global Note following such redemption*	Confirmation of redemption by or on behalf of the Issuer
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________
__________	______________	______________	______________	______________

*	See most recent entry in Part II, III or IV or Schedule Two in order to determine this amount.

PART IV

PURCHASES AND CANCELLATIONS

Date made	Part of nominal amount of this Global Note purchased and cancelled	Remaining nominal amount of this Global Note following such purchase and cancellation*	Confirmation of purchase and cancellation by or on behalf of the Issuer
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________

*	See most recent entry in Part II, III or IV or Schedule Two in order to determine this amount.

Schedule Two

EXCHANGES

FOR DEFINITIVE BEARER NOTES, DEFINITIVE REGISTERED NOTES OR

PERMANENT GLOBAL NOTE

The following exchanges of a part of this Global Note for Definitive Bearer Notes, Definitive Registered Notes or a part of a Permanent Global Note have been made:

Date made	Nominal amount of this Global Note exchanged for Definitive Bearer Notes, Definitive Registered Notes or a part of a Permanent Global Note	Remaining nominal amount of this Global Note following such exchange*	Notation made by or on behalf of the Issuer
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________
__________________	__________________	_______________	________________

*	See most recent entry in Part II, III or IV of Schedule One or in this Schedule Two in order to determine this amount.

PART 2

FORM OF PERMANENT GLOBAL NOTE

[ANY UNITED STATES PERSON (AS DEFINED IN THE INTERNAL REVENUE CODE OF THE UNITED STATES) WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.]1

TCNZ FINANCE LIMITED

(the Issuer)

(incorporated with limited liability in New Zealand acting through its New Zealand or Australian branch)

Unconditionally and irrevocably guaranteed by

TELECOM CORPORATION OF NEW ZEALAND LIMITED

and certain of its Subsidiaries

(the Guarantors)

(incorporated with limited liability in New Zealand or Australia)

PERMANENT GLOBAL NOTE

This Note is a Permanent Global Note in respect of a duly authorised issue of Notes of the Issuer (the Notes) of the Nominal Amount, Specified Currency(ies) and Specified Denomination(s) as are specified in the Pricing Supplement applicable to the Notes (the Pricing Supplement), a copy of which is annexed hereto. References herein to the Conditions shall be to the Terms and Conditions of the Notes as set out in the First Schedule to the Trust Deed (as defined below) as supplemented, replaced and modified by the Pricing Supplement but, in the event of any conflict between the provisions of the said Conditions and the information in the Pricing Supplement, the Pricing Supplement will prevail. Words and expressions defined in the Conditions shall bear the same meanings when used in this Global Note. This Global Note is issued subject to, and with the benefit of, the Conditions and a Trust Deed (such Trust Deed as modified and/or supplemented and/or restated from time to time, the Trust Deed) dated 17th March, 2000 and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee for the holders of the Notes.

The Issuer, subject to and in accordance with the Conditions and the Trust Deed, promises to pay to the bearer hereof on each Instalment Date (if the Notes are repayable in instalments) and on the Maturity Date and/or on such earlier date(s) as all or any of the Notes represented by this Global Note may become due and repayable in accordance with the Conditions and the Trust Deed, the amount payable under the Conditions in respect of such Notes on each such date and to pay interest (if any) on the nominal amount of the Notes from time to time represented by this Global Note calculated and payable as provided in the Conditions and the Trust Deed together with any other sums payable under the Conditions and the Trust Deed, upon presentation and, at maturity, surrender of this Global Note at the specified office of the Principal Paying Agent at 5 Carmelite Street, London EC4Y 0PA. England, or such other specified office as may be specified for this purpose in accordance with the Conditions or at the specified office of any of the other Paying Agents located outside the United States, its territories and possessions (except as provided in the Conditions) from time to time appointed by the Issuer in respect of the Notes. On any redemption or payment of an instalment or interest being made in respect of, or purchase and cancellation of, any of the Notes represented by this

[1]	Delete where the original maturity of the Notes is 365 days or less

Global Note details of such redemption, payment or purchase and cancellation (as the case may be) shall be entered by or on behalf of the Issuer in Schedule One hereto and the relevant space in Schedule One hereto recording any such redemption, payment or purchase and cancellation (as the case may be) shall be signed by or on behalf of the Issuer. Upon any such redemption, payment of an instalment or purchase and cancellation the nominal amount of this Global Note and the Notes represented by this Global Note shall be reduced by the nominal amount of such Notes so redeemed or purchased and cancelled or the amount of such instalment. The nominal amount from time to time of this Global Note and of the Notes represented by this Global Note following any such redemption, payment of an instalment or purchase and cancellation as aforesaid or any exchange as referred to below shall be the nominal amount most recently entered in the relevant column in Part II, III or IV of Schedule One hereto or in Schedule Two hereto.

If the Notes represented by this Global Note were, on issue, represented by a Temporary Global Note then on any exchange of such Temporary Global Note for this Global Note or any part hereof, details of such exchange shall be entered by or on behalf of the Issuer in Schedule Two hereto and the relevant space in Schedule Two hereto recording such exchange shall be signed by or on behalf of the Issuer, whereupon the nominal amount of this Global Note and the Notes represented by this Global Note shall be increased by the nominal amount of the Temporary Global Note so exchanged.

This Global Note may be exchanged (free of charge) in whole, but not in part, as specified in the Pricing Supplement, for Definitive Bearer Notes and (if applicable) Receipts, Coupons and/or Talons or Definitive Registered Notes in or substantially in the forms set out in Parts III, IV, V and VI of the Second Schedule to the Trust Deed (on the basis that all the appropriate details have been included on the face of such Definitive Bearer Notes and (if applicable) Receipts, Coupons and/or Talons or, as the case may be, on the face of such Definitive Registered Notes and the relevant information supplementing, replacing or modifying the Conditions appearing in the Pricing Supplement has been endorsed on or attached to such Definitive Bearer Notes or, as the case may be, Definitive Registered Notes) either, as specified in the applicable Pricing Supplement:

(i)	in the case of exchange for Definitive Registered Notes, upon not less than 60 days’ written notice being given to the Principal Paying Agent by Euroclear Bank S.A./N.V. as operator of the Euroclear System (“Euroclear”) and/or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) (acting on the instructions of any holder of an interest in this Global Note); or

(ii)	in the case of exchange for Definitive Bearer Notes, only upon the occurrence of an Exchange Event.

An “Exchange Event” means:

(1)	an Event of Default has occurred and is continuing;

(2)	the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no alternative clearing system satisfactory to the Trustee is available; or

(3)	the Issuer or any Guarantor has or will become obliged to pay additional amounts as provided for or referred to in Condition 10 which would not be required were the Notes in definitive form.

Upon the occurrence of an Exchange Event:

(i)	the Issuer will promptly give notice to Noteholders in accordance with Condition 16 of the occurrence of such Exchange Event; and

(ii)	Euroclear and or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in this Global Note) or the Trustee may give notice to the Principal Paying Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (3) above, the Issuer may also give notice to the Principal Paying Agent requesting exchange.

Any such exchange shall occur on a date specified in the notice not later than 60 days after the date of receipt of the first relevant notice by the Principal Paying Agent.

The first notice requesting exchange in accordance with the above provisions shall give rise to the issue of Definitive Notes for the total nominal amount of Notes represented by this Global Note.

Any such exchange as aforesaid will be made upon presentation of this Global Note by the bearer hereof on any day (other than a Saturday or Sunday) on which banks are open for business in London at the office of the Principal Paying Agent specified above.

The aggregate nominal amount of Definitive Notes issued upon an exchange of this Global Note will be equal to the aggregate nominal amount of this Global Note. Upon exchange of this Global Note for Definitive Notes, the Principal Paying Agent shall cancel it or procure that it is cancelled.

Until the exchange of the whole of this Global Note as aforesaid, the bearer hereof shall (subject as provided in the next paragraph) in all respects be entitled to the same benefits as if he were the bearer of Definitive Notes and the relative Receipts, Coupons and/or Talons (if any) in the form(s) set out in Parts III, IV, V and VI (as applicable) of the Second Schedule to the Trust Deed.

Each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular nominal amount of the Notes represented by this Global Note (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Guarantors, the Trustee, the Principal Paying Agent and any other Paying Agent as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal and interest on such nominal amount of such Notes, the right to which shall be vested, as against the Issuer and the Guarantors, solely in the bearer of this Global Note in accordance with and subject to the terms of this Global Note and the Trust Deed.

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Global Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

This Global Note is governed by, and shall be construed in accordance with, English law.

This Global Note shall not be valid unless authenticated by Citibank, N.A., London office, as Principal Paying Agent.

IN WITNESS whereof the Issuer has caused this Global Note to be signed manually or in facsimile by a person duly authorised on its behalf.

Issued as of [ ].

By:
Duly Authorised

Authenticated by Citibank, N.A., London office, as Principal Paying Agent

By:
Authorised Officer

Schedule One

PART I

INTEREST PAYMENTS

Date made	Interest Payment Date	Total amount of interest payable	Amount of interest paid	Confirmation of payment by or on behalf of the Issuer
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________

PART II

PAYMENT OF INSTALMENT AMOUNTS

Date made	Total amount of Instalment Amounts payable	Amount of Instalment Amounts paid	Remaining nominal amount of this Global Note following such payment *	Confirmation of payment by or on behalf of the Issuer
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________

*	See most recent entry in Part II, III or IV or Schedule Two in order to determine this amount

PART III

REDEMPTION

Date made	Total amount of principal payable	Amount of principal paid	Remaining nominal amount of this Global Note of following such redemption*	Confirmation of redemption by or on behalf of the Issuer
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________
______________	______________	______________	______________	______________

*	See most recent entry in Part II, III or IV or Schedule Two in order to determine this amount

PART IV

PURCHASES AND CANCELLATIONS

Date made	Part of nominal amount of this Global Note purchased and cancelled	Remaining nominal amount of this Global Note following such purchase and cancellation*	Confirmation of purchase and cancellation by or on behalf of the Issuer
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________

*	See most recent entry in Part II, III or IV or Schedule Two in order to determine this amount

Schedule Two

EXCHANGES

(only applicable where the Notes represented by this Global Note were, on issue, represented by a Temporary Global Note)

Date made	Nominal amount of Temporary Global Note exchanged for this Global Note	Increased nominal amount of this Global Note following such exchange *	Notation made by or on behalf of the Issuer
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________
_________________	_________________	_________________	_________________

*	See most recent entry in Part II, III or IV of Schedule One or in this Schedule Two in order to determine this amount

PART 3

FORM OF DEFINITIVE BEARER NOTE

[ANY UNITED STATES PERSON (AS DEFINED IN THE INTERNAL REVENUE CODE OF THE UNITED STATES) WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j)) AND 1287(a) OF THE INTERNAL REVENUE CODE.]1

TCNZ FINANCE LIMITED

(the Issuer)

(incorporated with limited liability in New Zealand acting through its New Zealand or Australian branch)

Unconditionally and irrevocably guaranteed by

TELECOM CORPORATION OF NEW ZEALAND LIMITED

and certain of its subsidiaries

(the Guarantors)

(incorporated with limited liability in New Zealand or Australia)

[Specified Currency and Nominal Amount of Tranche]

NOTES DUE

[Year of Maturity]

This Note is one of a Series of Notes of [Specified Currency(ies) and Specified Denomination(s)] each of the Issuer (Notes). References herein to the Conditions shall be to the Terms and Conditions [endorsed hereon/set out in the First Schedule to the Trust Deed (as defined below) which shall be incorporated by reference herein and have effect as if set out herein] as supplemented, replaced and modified by the relevant information (appearing in the Pricing Supplement (the Pricing Supplement)) endorsed hereon but, in the event of any conflict between the provisions of the said Conditions and such information in the Pricing Supplement, such information will prevail. Words and expressions defined in the Conditions shall bear the same meanings when used in this Note. This Note is issued subject to, and with the benefit of, the Conditions and a Trust Deed (such Trust Deed as modified and/or supplemented and/or restated from time to time, the Trust Deed) dated 17th March, 2000 and made between (inter alios) the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee for the holders of the Notes.

The Issuer, subject to and in accordance with the Conditions and the Trust Deed, promises to pay to the bearer hereof on [each Instalment Date and] the Maturity Date or on such earlier date as this Note may become due and repayable in accordance with the Conditions and the Trust Deed, the amount payable on redemption of this Note and to pay interest (if any) on the nominal amount of this Note calculated and payable as provided in the Conditions and the Trust Deed together with any other sums payable under the Conditions and the Trust Deed.

This Note shall not be valid unless authenticated by Citibank, N.A., London office, as Principal Paying Agent.

[1]	Delete where the original maturity of the Notes is 365 days less

IN WITNESS whereof this Note has been executed on behalf of the Issuer.

Issued as of [                    ].

TCNZ FINANCE LIMITED

By:
Duly Authorised

Authenticated by
Citibank, N.A., London office,
as Principal Paying Agent.

By:
Authorised Officer

PART 4

FORMS OF REGISTERED GLOBAL NOTE

TCNZ FINANCE LIMITED

(incorporated with limited liability in New Zealand acting through its principal office in New Zealand or its Australian branch)

(the “Issuer”)

Unconditionally and irrevocably guaranteed by

TELECOM CORPORATION OF NEW ZEALAND LIMITED

and certain of its Subsidiaries

(the “Guarantor”)

(incorporated with limited liability in New Zealand or Australia)

GLOBAL NOTE

The Issuer hereby certifies that                              is, at the date hereof, entered in the Register as the holder of the aggregate Nominal Amount of                              of a duly authorised issue of Notes of the Issuer (the “Notes”) of the Specified Currency and Specified Denomination(s) specified in the Pricing Supplement applicable to the Notes (the “Pricing Supplement”), a copy of which is annexed hereto. References herein to the Conditions shall be to the Conditions of the Notes as set out in the First Schedule to the Trust Deed (as defined below) as supplemented, replaced and modified by the Pricing Supplement but, in the event of any conflict between the provisions of the said Conditions and the information in the Pricing Supplement, such information will prevail. Words and expressions defined in the Conditions shall bear the same meanings when used in this Global Note. This Global Note is issued subject to, and with the benefit of, the Conditions and a Trust Deed (as modified and/or supplemented and/or restated from time to time, the “Trust Deed”) dated 17th March, 2000 and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee for the holders of the Notes.

The Issuer, subject to and in accordance with the Conditions and the Trust Deed, agrees to pay to such registered holder on the Maturity Date and/or on such earlier date(s) as all or any of the Notes represented by this Global Note may become due and repayable in accordance with the Conditions and the Trust Deed, the amount payable under the Conditions in respect of such Notes on each such date and to pay interest (if any) on the nominal amount of the Notes from time to time represented by this Global Note calculated and payable as provided in the Conditions and the Trust Deed together with any other sums payable under the Conditions and the Trust Deed, upon presentation and, at maturity, surrender of this Global Note at the specified office of the Registrar at 5 Carmelite Street, London EC4Y 0PA, England or such other specified office as may be specified for this purpose in accordance with the Conditions. On any redemption or payment of interest being made in respect of, or purchase and cancellation of, any of the Notes represented by this Global Note details of such redemption, payment or purchase and cancellation (as the case may be) shall be entered by or on behalf of the Issuer in the Schedule hereto and the relevant space in the Schedule hereto recording any such redemption, payment or purchase and cancellation (as the case may be) shall be signed by or on behalf of the Issuer. Upon any such redemption or purchase and cancellation the nominal amount of this Global Note and the Notes held by the registered holder hereof shall be reduced by the nominal amount of such Notes so redeemed or purchased and cancelled. The nominal amount of this Global Note and of the Notes held by the registered holder hereof following any such redemption or purchase and cancellation as aforesaid or any transfer or exchange as referred to below shall be the nominal amount most recently entered in the relevant column in Part II or III of the Schedule hereto.

This Global Note may be exchanged (free of charge) in whole, but not in part, for Definitive Registered Notes without Receipts, Coupons or Talons attached upon not less than 60 days’ written notice being given to the Registrar by the registered holder hereof.

Any such exchange shall occur not later than 10 days after the date of receipt of the notice by the Registrar.

Subject as provided in the following paragraph, until the exchange of the whole of this Global Note as aforesaid, the registered holder hereof shall in all respects be entitled to the same benefits as if he were the registered holder of Definitive Registered Notes in the form set out in Part IX of the Second Schedule to the Trust Deed.

Subject as provided in the Trust Deed, each person who is for the time being shown in the records of the registered holder hereof as entitled to a particular nominal amount of the Notes represented by this Global Note (in which regard any certificate or other document issued by such registered holder as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be deemed to be the holder of such nominal amount of the Notes for all purposes other than with respect to payments on such Notes for which purpose the registered holder of this Global Note shall be deemed to be the holder of such nominal amount of the Notes in accordance with and subject to the terms of this Global Note and the Trust Deed.

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Global Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

This Global Note is governed by, and shall be construed in accordance with, English law.

This Global Note shall not be valid unless authenticated by Citibank, N.A., London office, as Registrar.

IN WITNESS whereof the Issuer has caused this Global Note to be signed manually or in facsimile by a person duly authorised on its behalf.

TCNZ FINANCE LIMITED

By:
Duly Authorised

Authenticated by Citibank, N.A., London office, as Registrar

By:
Authorised Officer

Schedule

Part I

INTEREST PAYMENTS

Date made	Total amount payable	Amount of interest paid	Confirmation of payment by or on behalf of the Issuer
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________
__________________	__________________	_______________________	_______________________

Part II

REDEMPTIONS

Date made	Total amount of principal payable	Amount of principal paid	Remaining nominal amount of this Global Note following such redemption*	Confirmation of redemption by or on behalf of the Issuer
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________
_____________	______________	_______________	________________________	______________

*	See most recent entry in Part II or III or Schedule Two in order to determine this amount

Part III

PURCHASES AND CANCELLATIONS

Date made	Part of nominal amount of this Global Note purchased and cancelled	Remaining nominal amount of this Global Note following such purchase and cancellation*	Confirmation of purchase and cancellation by or on behalf of the Issuer
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________
________________	____________________	____________________	____________________

*	See most recent entry in Part II or III or Schedule Two in order to determine this amount

PART 5

FORM OF DEFINITIVE REGISTERED NOTE

TCNZ FINANCE LIMITED

(incorporated with limited liability in New Zealand acting through its principal office in New Zealand or its Australian branch)

(the “Issuer”)

Unconditionally and irrevocably guaranteed by

TELECOM CORPORATION OF NEW ZEALAND LIMITED

and certain of its Subsidiaries

(the “Guarantors”)

(incorporated with limited liability in New Zealand or Australia)

This Note is one of a Series of Notes of [Specified Currency(ies) and Specified Denomination(s)] each of the Issuer. References herein to the Conditions shall be to the Terms and Conditions [endorsed hereon/set out in the First Schedule to the Trust Deed (as defined below) which shall be incorporated by reference herein and have effect as if set out hereon] as supplemented, replaced and modified by the relevant information (appearing in the Pricing Supplement (the “Pricing Supplement”)) endorsed hereon but, in the event of any conflict between the provisions of the said Conditions and the information in the Pricing Supplement, such information will prevail. Words and expressions defined in the Conditions shall bear the same meanings when used in this Note. This Note is issued subject to, and with the benefit of, the Conditions and a Trust Deed (as modified and/or supplemented and/or restated from time to time, the “Trust Deed”) dated 17th March, 2000 and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee for the holders of the Notes.

THIS IS TO CERTIFY that                                                   is/are the registered holder(s) of one of the above-mentioned Notes and is/are entitled on the Maturity Date or on such earlier date as this Note may become due and repayable in accordance with the Conditions and the Trust Deed, to the amount payable on redemption of this Note and to receive interest (if any) on the nominal amount of this Note calculated and payable as provided in the Conditions and the Trust Deed together with any other sums payable under the Conditions and the Trust Deed.

This Note shall not be valid unless authenticated by Citibank, N.A., London office, as Registrar.

IN WITNESS whereof this Note has been executed on behalf of the Issuer.

TCNZ FINANCE LIMITED

By:
Duly Authorised

Authenticated by Citibank, N.A., London office, as Registrar

By:
Authorised Officer

- FORM OF TRANSFER OF REGISTERED NOTE -

FOR VALUE RECEIVED the undersigned hereby sell(s), assign(s) and transfer(s) to

(Please print or type name and address (including postal code) of transferee)

[Specified Currency][            ] nominal amount of this Note and all rights hereunder, hereby irrevocably constituting and appointing                                                                                   as attorney to transfer such nominal amount of this Note in the register maintained by TCNZ FINANCE LIMITED with full power of substitution.

Signature(s)

Date:

N.B.:	This form of transfer must be accompanied by such documents, evidence and information as may be required pursuant to the Conditions and must be executed under the hand of the transferor or, if the transferor is a corporation, either under its common seal or under the hand of two of its officers duly authorised in writing and, in such latter case, the document so authorising such officers must be delivered with this form of transfer.

EXECUTED as a deed by	)	LINDA MARIE COX
TCNZ FINANCE LIMITED	)
acting by its authorised persons	)	PHILIP JAMES KING

in the presence of:	)

Name of Witness:	ELIZABETH JANE KEY

Address:	RUSSELL MCVEAGH MOBIL ON THE PARK WELLINGTON

SIGNED as a deed by	)	LINDA MARIE COX
TELECOM CORPORATION OF NEW ZEALAND LIMITED	) )
acting by its authorised persons in the presence of:	) )	PHILIP JAMES KING

Name of Witness:	ELIZABETH JANE KEY

Address:	RUSSELL MCVEAGH MOBIL ON THE PARK WELLINGTON

EXECUTED as a deed by	)	LINDA MARIE COX
TELECOM INVESTMENTS LIMITED	)
acting by its authorised persons in the presence of :	) )	PHILIP JAMES KING

Name of Witness:	ELIZABETH JANE KEY

Address:	RUSSELL MCVEAGH MOBIL ON THE PARK WELLINGTON

SIGNED as a deed by	)
TELECOM NEW ZEALAND LIMITED	)	LINDA MARIE COX
acting by its authorised persons in the presence of :	) )	PHILIP JAMES KING

Name of Witness:	ELIZABETH JANE KEY

Address:	RUSSELL MCVEAGH MOBIL ON THE PARK WELLINGTON

EXECUTED as a deed by	)	LINDA MARIE COX
TELECOM INVESTMENTS LIMITED	)
acting by its authorised persons in the presence of :	) )	PHILIP JAMES KING

Name of Witness:	ELIZABETH JANE KEY

Address:	RUSSELL MCVEAGH MOBIL ON THE PARK WELLINGTON

SIGNED as a deed by	)
TCNZ AUSTRALIA INVESTMENTS PTY LIMITED, ABN 39 087 384 825	) )
in accordance with the Australian Corporation Act 2001:	) )
)

PETER MICHEAL CRIMP
Signature of Director

PETER MICHAEL CRIMP
Name of Director in full

ANIL KANT SHARMA
Signature of Secretary

ANIL KANT SHARMA
Name of Secretary in full

THE COMMON SEAL of THE LAW DEBENTURE TRUST CORPORATION p.l.c	) )	SEAL
was affixed to this deed in the presence of:	) )

TRUDI ELKINGTON-POOLE

ROBERT BEBB

THIRD SUPPLEMENTAL TRUST

DEED

further modifying the Trust Deed dated 17th March,

2000 as previously modified by a First Supplemental

Trust Deed and modified and restated by a Second

Supplemental Trust Deed relating to the

U.S.$1,000,000,000 (now U.S.$2,000,000,000) euro

medium term note programme

DATED 19TH DECEMBER, 2002

TCNZ FINANCE LIMITED

(acting through its principal office in New Zealand

or its Australian branch)

as Issuer

- and -

TELECOM CORPORATE OF NEW ZEALAND

LIMITED

TELECOM INVESTMENTS LIMITED

TELECOM NEW ZEALAND LIMITED

TELECOM PACIFIC LIMITED

TCNZ AUSTRALIA INVESTMENTS PTY

LIMITED

(ABN 39 087 384 825)

as Guarantors

- and -

THE LAW DEBENTURE TRUST CORPORATION

p.l.c.

For the Issuer and the
Guarantors as to	For the Issuer as to
New Zealand law:	Australian law:

RUSSELL MCVEAGH	CLAYTON UTZ
Mobil on the Park	No. 1 O’Connell Street
157 Lambton Quay	Sydney NSW 2000
Wellington	Australia
New Zealand

For the Trustee as to English law:

ALLEN & OVERY London

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated: 31 August 2005